As filed with the Securities and Exchange Commission on February 16, 2000

                                                Registration No. 333-30060

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                             Amendment No. 1

                                    to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                        DOVER DOWNS ENTERTAINMENT, INC.
            (Exact name of Registrant as specified in its charter)

         Delaware                    7993                   51-0357525
     (State or other     (Primary Standard Industrial    (I.R.S. Employer
       jurisdiction              Code Number)          Identification No.)
   of incorporation or
      organization)

                           1131 North Dupont Highway

                          Dover, Delaware 19901
                                (302) 674-4600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Klaus M. Belohoubek, Esq.
                        Vice President--General Counsel
                        Dover Downs Entertainment, Inc.
                               2200 Concord Pike

                        Wilmington, Delaware 19901
                                (302) 426-2806
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                               ----------------
                         Copies of communications to:

       Clifford E. Neimeth, Esq.                  Donn Beloff, Esq.
           Maria Allen, Esq.             Akerman, Senterfitt & Eidson, P.A.
        Greenberg Traurig, LLP               Las Olas Centre, Suite 1600
         The MetLife Building                350 East Las Olas Boulevard
            200 Park Avenue                Fort Lauderdale, Florida 33301
       New York, New York 10166                    (954) 463-2700
            (212) 801-9200

                               ----------------
  Approximate date of commencement of proposed sale to the public: From time to time as described in the Prospectus after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. These + +securities may not be sold until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 16, 2000

PROSPECTUS

                                2,650,000 Shares

                                     [logo]
                        Dover Downs Entertainment, Inc.

                                  Common Stock

                               -----------------

  We are offering 2,000,000 shares of common stock and 650,000 shares of common stock are being offered by a selling stockholder, who is the Chairman of our Board of Directors and our principal stockholder. We will not receive any proceeds from the sale of common stock by the selling stockholder.

  We have two classes of capital stock -- common stock and Class A common stock. On January 31, 2000, there were 11,746,391 shares of common stock outstanding and 24,166,210 shares of Class A common stock outstanding.

  Our common stock is traded on the New York Stock Exchange under the symbol "DVD." The closing price of our common stock on the NYSE on February 7, 2000 was $15.63 per share. Our Class A common stock is not publicly traded.

You should consider the risks which we have described in "Risk Factors" beginning on page 7 before deciding whether to invest in shares of our common stock.

                               -----------------

                                                                 Per Share Total
  Public offering price.........................................   $       $
  Underwriting discount.........................................
  Proceeds, before expenses, to us..............................
  Proceeds to selling stockholder...............................

                               -----------------

  The selling stockholder has granted the underwriters an option to purchase up to 397,500 shares of common stock within 30 days after the date of this prospectus to cover unfilled customer orders for our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Raymond James & Associates, Inc. and J.C. Bradford & Co., on behalf of the
underwriters, expect to deliver the shares to purchasers on or before    ,
2000.

                               -----------------

     Raymond James & Associates, Inc.

                                     J.C. Bradford & Co.

                   The date of this prospectus is      , 2000

                             Description of Artwork

 Outside of gatefold of front cover of prospectus:
 ------------------------------------------------

  Photographs of Dover Downs International Speedway.

 Inside of front cover of prospectus:
 -----------------------------------

  Photographs of our five venues, Dover Downs Slots Casino and our logos.

 Inside of back cover of prospectus:
 ----------------------------------

  An artist's rendering of our proposed Dover Downs Hotel and our proposed Nashville Superspeedway.

                             ADDITIONAL INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the following locations:

  . At the Public Reference Room of the Commission, Room 1024-Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330;

  . At the public reference facilities at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

  . By writing to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

  . At the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; or

  . From the Commission's web site at http://www.sec.gov., which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

  Some of these locations may charge a prescribed or modest fee for copies.

  We have filed with the Commission a registration statement on Form S-3 (No. 333-30060) under the Securities Act of 1933, as amended, with respect to the shares of our common stock being offered hereby by us and by the selling stockholder. As permitted by the Commission, this prospectus, which constitutes a part of the registration statement, does not contain all the information included in the registration statement. Such additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                               ----------------

                                      (i)

                               PROSPECTUS SUMMARY

This summary is qualified by more detailed information appearing in other sections of this prospectus. All of the information in this prospectus is very important, so please read this entire prospectus carefully. Unless otherwise indicated, "we," "us," "our" and similar terms, as well as references to "Dover Downs," refer collectively to Dover Downs Entertainment, Inc. and its subsidiaries.

                                  Our Company

  We are a diversified entertainment company with significant motorsports and gaming operations.

We are a leading promoter of motorsports events in the United States. Our motorsports venues are:

  .  Dover Downs International Speedway (Dover, Delaware)

  .  Gateway International Raceway (Madison, Illinois)

  .  Nashville Speedway USA (Nashville, Tennessee)

  .  Memphis Motorsports Park (Millington, Tennessee)

  .  Grand Prix of Long Beach (Long Beach, California)

We promote more than 150 motorsports events annually. Our major motorsports events include:

  . 2 National Association for Stock Car Auto Racing (NASCAR) Winston Cup Series events

  .  5 NASCAR Busch Grand National Series events

  .  4 NASCAR Craftsman Truck Series events

  .  2 Championship Auto Racing Team (CART) events

  .  2 National Hot Rod Association (NHRA) events

  These events attract spectators from 31 of the 50 largest television market areas in the United States based on Burrelle's Media Directory 2000.

  Our gaming operations are located at our flagship property in Dover, Delaware. Our Dover facility is a multi-purpose gaming and entertainment complex housing an 80,000 square foot Las Vegas style casino with approximately 1,650 video lottery (slot) machines managed by Caesars World Gaming Development Corporation. Dover Downs Raceway, a 5/8 mile harness horse racetrack with a state-of-the-art simulcasting parlor, is located adjacent to the casino.

                                  Our Markets

  Motorsports is one of the fastest growing and most popular spectator sports in the United States. According to the 1998 Goodyear Racing Attendance Report, 1998 attendance at all United States motorsports events exceeded 17 million people. According to Nielsen Media Research, more than 258 million people tuned to NASCAR's televised events in 1998. We believe that the demographic profile of this growing base of spectators and viewing audience has considerable appeal to sponsors and advertisers, including leading consumer product and manufacturing companies which have expanded their participation in the motorsports industry. According to the IEG Sponsorship Report, in 1999 corporate sponsors spent approximately $1.23 billion on motorsports marketing programs in the United States, and in the year 2000 are expected to spend approximately $1.35 billion, or 23% of all sports sponsorship dollars, on motorsports marketing programs in the United States.

  Delaware law permits video lottery (slot) machine operations only at our Dover Downs Raceway and at the two other racetrack facilities in the State of Delaware. Based upon information published by the Delaware State Lottery Commission, gaming revenues in Delaware have grown at an approximate 31.8% compound annual growth rate since video lottery (slot) machines were introduced in December 1995.

                                Growth Strategy

  We have experienced significant growth in both revenues and earnings in recent years. Our total revenues increased from approximately $17.5 million for our fiscal year ended June 30, 1995 to approximately $207.9 million for our fiscal year ended June 30, 1999. Our net income increased over the same period from approximately $4.3 million to approximately $26.9 million. Since 1997, we have increased the percentage of total revenues derived from our motorsports business from 20.2% for our fiscal year ended June 30, 1997 to 33.0% for our fiscal year ended June 30, 1999. We intend to continue to increase our revenues and profitability by:

Developing, Expanding and Improving our Motorsports Facilities

  We continue to pursue a strategy to capitalize on the growth in the motorsports industry by developing, expanding and improving our motorsports facilities.

  . We are constructing a 1.33 mile superspeedway and motorsports complex near Nashville, Tennessee with an initial seating capacity of 50,000 and design capacity for up to 150,000 seats. We expect the facility to open in the spring of 2001.

  . We have increased our seating capacity at Dover Downs International Speedway for 15 consecutive years and plan to increase seating capacity for the 2000 race season to 135,000 from our current seating capacity of 122,000. We will continue to increase our seating capacity at Dover Downs as long as demand requires and have received the necessary approvals to increase our number of seats to 170,000 by 2004. We also recently expanded the seating capacity at Gateway International Raceway and Memphis Motorsports Park and will continue to add seats and hospitality facilities to meet demand.

  . We continue to improve our motorsports facilities with enhancements and upgrades to the design, presentation and quality of our promoted events, facilities and spectator amenities.

Increasing the Number of Sanctioned Motorsports Events at our Motorsports Facilities

  We will seek to obtain additional sanctioned motorsports events at each of our facilities.

  . Our motorsports facilities are located in or near major population centers across the United States, including Philadelphia, Washington, D.C., Baltimore, Los Angeles, San Diego, St. Louis, Memphis and Nashville. We believe broadcasters and sponsors of motorsports events find the markets we reach very attractive which should assist us in obtaining additional sanctioned events.

  . We currently promote motorsports events sanctioned by three of the principal sanctioning bodies--NASCAR, CART and the NHRA. We believe that we can capitalize on our relationships with these and other sanctioning bodies to obtain the right to promote additional sanctioned events.

Maximizing Broadcasting and Sponsorship Revenue

  For the past several years, motorsports events have experienced increased television ratings and individual events have experienced increased spectator and sponsorship demand.

  . We entered into a one-year television contract with The Nashville Network (TNN) for the 2000 race season Winston Cup Series and Busch Grand National Series races at Dover Downs International Speedway, which approximately doubles the broadcast rights fees we received under our 1999 contract. Additionally, NASCAR recently negotiated a domestic broadcast contract for the entire Winston Cup and Busch Grand National Series schedules commencing with the 2001 race season, which will also increase our broadcast rights fees over the life of the contract.

  . We expect to continue to increase our revenues from corporate sponsors. Sponsorship opportunities include event-naming rights, official product designations, billboards, signage, and facility-naming rights. Additionally, we will continue to increase sales of skybox suites, tickets and hospitality programs to our corporate customers.

Expanding our Gaming Business

  Revenues from our gaming operations have increased from approximately $32.0 million for our fiscal year ended June 30, 1996 to approximately $139.2 million for our fiscal year ended June 30, 1999. We have several strategies to continue to increase our gaming revenues.

  . We are developing a luxury hotel adjacent to our Dover gaming operations to attract new patrons and lengthen the stay of current patrons. The hotel, which is expected to open in the fall of 2001, will be constructed in two phases of 260 rooms each. The first phase will include a multi-purpose ballroom/concert hall and a fine dining restaurant.

  . We are increasing the number of video lottery (slot) machines at our Dover facility to 2,000 during the next several months. We also intend to add progressive slot machines which offer patrons a more exciting gaming experience by increasing the overall jackpot size.

  . We continue to increase the purse size for harness races at Dover Downs Raceway which attracts a higher quality of racing product and events. Improved racing product and events should enable us to increase the number of facilities that receive our simulcast signal and the number of patrons wagering on our races.

Acquiring Additional Motorsports, Gaming and Entertainment Venues

  Since January 1998, we have acquired the following motorsports venues:

  .  Nashville Speedway USA, Nashville, Tennessee

  .  Gateway International Raceway, Madison, Illinois

  .  Memphis Motorsports Park, Millington, Tennessee

  .  Grand Prix of Long Beach, Long Beach, California

  We intend to pursue additional acquisitions in motorsports and gaming if and when attractive opportunities arise.

                              Recent Developments

NASCAR Television Contract

  In February 1999, NASCAR announced that it would retain the television, audio and other electronic media rights for Winston Cup and Busch Grand National Series events beginning with the 2001 race season. In November 1999, NASCAR completed negotiations on a new six-year television rights agreement with NBC and Turner and an eight-year agreement with Fox and its FX cable network. The packaging of media rights is expected to generate an increase in revenue for all participating tracks and increase the exposure of NASCAR and the participating tracks on television.

New Development Projects

  Our most recent development projects include:

  . January 2000 - we completed a 15,000 square foot expansion of our casino in Dover, Delaware increasing its size to 80,000 square feet, and will increase the number of video lottery (slot) machines at the casino to 2,000 during the next several months.

  . December 1999 - we commenced construction of an additional 15,000 seats at our Dover Downs International Speedway in Dover, Delaware.

  . December 1999 - we commenced construction of our luxury hotel in Dover, Delaware.

  . October 1999 - we added 6,000 seats and 13 skybox suites at Memphis Motorsports Park near Memphis, Tennessee.

  . August 1999 - we commenced construction of our Nashville superspeedway and motorsports complex in Wilson County, Tennessee.

Increased Borrowing Capacity

  In November 1999, we amended our bank loan agreement to increase the maximum amount we can borrow from $50.0 million to $125.0 million. As of January 31, 2000, we had outstanding borrowings of $36.1 million under our loan agreement, which we expect to reduce with the net proceeds from this offering.

                             Corporate Information

  Dover Downs, Inc. was incorporated in Delaware in 1967 and, as a result of a corporate reorganization completed in 1996, it became a 100% owned subsidiary of Dover Downs Entertainment, Inc. Our main office is located at 1131 North Dupont Highway, Dover, Delaware 19901, where our telephone number is 302-674-4600.

                                  The Offering

  We have two classes of authorized and outstanding common stock -- common stock and Class A common stock. Only our common stock is being offered by this prospectus.

  Our Class A common stock is convertible at any time into our common stock on a one-for-one basis at the option of the stockholder. No dividends can be paid on our Class A common stock unless an equal amount, or in the board's discretion a greater amount, of dividends are declared and paid on our common stock. Holders of our Class A common stock have 10 votes per share and holders of our common stock have only one vote per share on all matters voted on by our stockholders, except to the extent that voting by separate class is required by applicable law. Otherwise, the rights of holders of our common stock and our Class A common stock are essentially the same.

 Common Stock Offered By:
    Dover Downs.....................................  2,000,000 shares
    Selling Stockholder.............................    650,000 shares

 Capital Stock to be Outstanding after the Offering:
    Common stock.................................... 14,396,391 shares
    Class A common stock............................ 23,516,210 shares
    Common stock and Class A common stock........... 37,912,601 shares

 Use of Proceeds.................................... We intend to use the $29.4 million estimated net
                                                     proceeds from this
                                                     offering to reduce
                                                     borrowings under our bank
                                                     loan agreement and for
                                                     general corporate
                                                     purposes.

                                                     We will not receive any of
                                                     the proceeds from the
                                                     shares sold by the selling
                                                     stockholder.

 NYSE Symbol........................................ "DVD"

  The share numbers listed above are based on our shares of common stock and Class A common stock outstanding at January 31, 2000. These share numbers do not include 1,002,906 shares of our common stock issuable upon the exercise of stock options granted under our 1996 Stock Option Plan; 19,710 shares of our common stock issuable upon the exercise of outstanding warrants to purchase our common stock; and 405,000 shares of our Class A common stock issuable upon the exercise of options granted under our 1991 Stock Option Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                   Six Months Ended
                                   Year Ended June 30,               December 31,
                         ----------------------------------------- -----------------
                          1995    1996    1997     1998     1999     1998     1999
                         ------- ------- -------  -------  ------- -------- --------
                          (in thousands, except per share data)       (unaudited)
Statement of Earnings
 Data:
Revenues:
  Motorsports........... $16,282 $18,110 $20,516  $25,874  $68,683  $27,825  $33,652
  Gaming (1)............   1,250  31,980  81,162  115,071  139,249   64,480   82,192
                         ------- ------- -------  -------  ------- -------- --------
    Total revenues......  17,532  50,090 101,678  140,945  207,932   92,305  115,844
Expenses:
  Operating.............   7,397  30,699  68,559   96,875  142,498   63,969   81,192
  Depreciation and
   amortization.........   1,043   1,469   2,084    2,707    7,098    3,628    3,938
  General and
   administrative.......   1,705   2,073   3,065    4,410   11,213    5,591    6,229
                         ------- ------- -------  -------  ------- -------- --------
    Total expenses......  10,145  34,241  73,708  103,992  160,809   73,188   91,359
Operating earnings......   7,387  15,849  27,970   36,953   47,123   19,117   24,485
Interest expense
 (income)...............     148     256    (269)    (702)   1,352      744      844
                         ------- ------- -------  -------  ------- -------- --------
Earnings before income
 taxes..................   7,239  15,593  28,239   37,655   45,771   18,373   23,641
Income taxes............   2,955   6,397  11,767   15,742   18,880    7,582    9,870
                         ------- ------- -------  -------  ------- -------- --------
Net earnings............  $4,284  $9,196 $16,472  $21,913  $26,891  $10,791  $13,771
                         ======= ======= =======  =======  ======= ======== ========
Diluted earnings per
 share (2)..............   $0.15   $0.32   $0.54    $0.70    $0.74    $0.30    $0.38
                         ======= ======= =======  =======  ======= ======== ========

                                                           December 31, 1999
                                                         -----------------------
                                                         Actual   As Adjusted(3)
                                                         -------  --------------
                                                              (unaudited)
Balance Sheet Data:
Working capital (deficit)............................... $(7,282)    $(7,282)
Total assets............................................ 278,727     278,727
Long-term debt..........................................  53,625      24,250
Total shareholders' equity.............................. 183,406     212,781

                                                                   Six Months Ended
                                    Year Ended June 30,              December 31,
                          ---------------------------------------- -----------------
                           1995   1996    1997     1998     1999     1998     1999
                          ------ ------- ------- -------- -------- -------- --------
Selected Operating Data:
Motorsports:
  Number of seats (4)...  82,000  89,000  96,000  120,000  207,000  180,000  233,000
Gaming:
  Total slots facility
   attendance
   (in thousands).......      --     954   1,794    1,921    1,933      929    1,180
  Average number of slot
   machines.............      --     509     869    1,000    1,191    1,066    1,555
  Casino revenues (in
   thousands)...........      -- $28,818 $76,418 $109,613 $133,051  $61,851  $79,802
  Casino square
   footage..............      --  24,000  41,000   41,000   65,000   41,000   65,000

--------
(1) Our video lottery (slot) casino opened on December 29, 1995. Gaming revenues prior to December 29, 1995 were solely related to horse racing activities.

(2) Earnings per share amounts prior to 1999 have been adjusted to reflect the effect of a two-for-one stock split paid in the form of a stock dividend effective September 15, 1998.
(3) Adjusted to give effect to our sale of 2,000,000 shares of our common stock at an assumed public offering price of $15.625 and the application of $29.4 million estimated net proceeds from this offering as set forth in "Use of Proceeds."
(4) Consists of oval seating at permanent speedway facilities at the end of the period. Excludes Grand Prix of Long Beach.

                                  RISK FACTORS

  You should carefully read this entire prospectus and the documents incorporated by reference in this prospectus before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only ones that exist. There are additional risks and uncertainties not presently known to us or that we currently deem insignificant that may also impair our business operations. If any of the following risks actually occur, our business could be significantly and negatively affected, the price of our common stock could decline, and you could lose all or part of your investment.

  This prospectus includes "forward looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be successfully implemented or achieved. Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth below and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.

Risks Related to Motorsports

  Our relationship with motorsports event authorities is vital to our success in motorsports.

  Our success in motorsports depends on maintaining a good relationship with the sanctioning bodies that authorize national motorsports racing events. These include NASCAR, CART and the NHRA. Many events are sanctioned on an annual basis. None of these authorities are required to continue to enter into, renew or extend agreements with us to promote any motorsports event. Furthermore, none of the sanctioning bodies are responsible for the financial or other success of the events.

  If the sanctions we currently hold to promote motorsports events are not renewed, we could receive lower revenues from admissions, sponsorships, hospitality facilities, concessions and merchandise which would decrease our overall profitability.

  Our growth strategy includes the possible acquisition of additional motorsports facilities and the development of new motorsports facilities. However, we cannot be certain that we will receive continued or new authorization to promote motorsports events at these facilities.

  We rely on sponsorship agreements to generate a large portion of our revenues.

  We receive a substantial portion of our annual revenues from sponsorship agreements, including the sponsorship of our various events, "official product" sponsorships, billboards and signage. Loss of our title sponsors or other major sponsorships, or failure to obtain future sponsorship agreements, could decrease our overall profitability.

  Increased government regulation of our event sponsors and advertising restrictions could substantially reduce our revenue.

  The motorsports industry generates substantial revenue from promotional arrangements and we receive a significant portion of our revenue from sponsorship and advertising by various companies. Government regulation could significantly limit our ability to receive promotional, sponsorship and advertising revenue from our motorsports events. In particular, tobacco and liquor companies which have traditionally sponsored motorsports events, are generally subject to a higher degree of governmental regulation on advertising than other sponsors of our events. In the past few years there have been several governmental attempts to impose restrictions on the advertising and promotion of cigarettes and smokeless tobacco, including restrictions related to the sponsorship of motorsports activities. If tobacco or liquor companies are prohibited from sponsoring the motorsports events we promote, our revenues could be significantly reduced.


  Our competitors could adversely affect our operations.

  Motorsports event promotion is very competitive. We compete with other motorsports promotion companies, including International Speedway Corporation and Speedway Motorsports, Inc. Our motorsports events also compete with other spectator-oriented sporting events and other leisure, entertainment and recreational activities, including professional football, basketball and baseball. As a result, our revenues and operations are affected not only by our ability to compete in the motorsports promotion market, but also by the availability of alternative spectator sports events, forms of entertainment and changing consumer preferences.

  Our Grand Prix event is entirely dependent on our continued receipt of an annual municipal permit.

  Our subsidiary, Grand Prix Association of Long Beach, Inc., derives almost all of its revenue from our Grand Prix event in Long Beach, California. Grand Prix's ability to promote the Grand Prix event is dependent on Grand Prix obtaining a permit from the City of Long Beach, California to hold the race on city streets. If Grand Prix fails to receive the annual permit from the City of Long Beach to hold the race, Grand Prix will have no significant source of revenue, which could negatively affect our results of operations.

  The ability of Grand Prix to pay its debt obligations depends on the ability of Gateway International Raceway to generate revenue.

  To finance the redevelopment of Gateway International Raceway, Grand Prix borrowed $21.5 million from the Southwest Illinois Development Authority which, in turn, funded the loan to Grand Prix by issuing municipal bonds in that amount. Payment of these bonds is fully guaranteed by Grand Prix. Payments on the Southwestern Illinois Development Authority loan are intended to be made primarily from Gateway's operating revenues.

  Earnings from Gateway's future operations may not be sufficient to meet Grand Prix's payment obligations to the Southwestern Illinois Development Authority or to the holders of the municipal bonds. Grand Prix's business and our financial condition could be negatively impacted if Gateway's revenues are not sufficient to repay the Southwestern Illinois Development Authority.

  We could be responsible for the repayment of revenue bonds issued to fund the development of our new Nashville superspeedway complex.

  In September 1999, the Sports Authority of the County of Wilson, Tennessee issued $25.9 million of bonds to finance local infrastructure improvements which will benefit the operation of our new Nashville superspeedway complex. After the Nashville superspeedway complex opens, the bonds will become payable solely from revenue derived from taxes payable by the superspeedway complex. If these taxes are insufficient to pay the bonds in full, we will be required to pay the bonds, which could impair our financial condition and overall profitability.

  Our insurance may not be adequate to cover catastrophic motorsports incidents.

  Motorsports events can be very dangerous to participants and spectators. We have insurance coverage that we believe to be sufficient to protect us from potentially significant financial losses, but we cannot be certain that our insurance coverage will be adequate at all times and in all circumstances or that our insurance coverage will always be available to us. If we are held responsible for damages beyond the scope of our insurance coverage, our business, financial condition and overall profitability could be negatively affected.

  Bad weather can significantly reduce the attendance of our outdoor motorsport events.

  We sponsor and promote outdoor motorsports events but we do not maintain weather-related insurance. Although we sell many non-refundable tickets in advance of our outdoor events, poor and unpredictable weather conditions could adversely affect additional ticket sales, and sales of concessions and souvenirs. This could negatively impact our financial condition and reduce our overall profitability.

  Our quarterly earnings could be affected by the seasonality of our motorsports events.

  Our business is seasonal because we rely on outdoor events scheduled primarily in the spring and summer for a substantial portion of our revenues. We derive a substantial portion of our motorsports revenues from admissions and event-related revenue attributable to five NASCAR-sanctioned events at Dover, Delaware, which are currently held in June and September. As a result, our revenues and quarterly earnings may vary which could impact our overall profitability and cause volatility in the market price of our common stock.

Risks Related to Gaming

  The revocation, suspension or modification of our gaming licenses would adversely affect our gaming business.

  The Delaware State Lottery Office and the Delaware Harness Racing Commission regulate our gaming operations. Our license from the Delaware Harness Racing Commission must be renewed on an annual basis. To keep our license for video lottery (slot) machine gaming, we must remain licensed for harness horse racing by the Delaware Harness Racing Commission and conduct at least 80 live race days each racing season, subject to the availability of harness race horses. The Delaware Harness Racing Commission has broad discretion to reject any application for a license or suspend or revoke a license once it is issued. The Director of the Delaware State Lottery Office has broad discretion to revoke, suspend or modifiy the terms of a license. Any modification or termination of existing licensing regulations or any revocation, suspension or modification of our licenses could adversely affect our business, financial condition and overall profitability.

  Our gaming and harness horse racing activities are subject to extensive government regulation and any additional government regulation and taxation of gaming and harness horse racing activities could substantially reduce our revenue.

  Video lottery (slot) machine gaming, harness horse racing and pari-mutuel wagering are subject to extensive government regulation. Delaware law regulates the percentage of commission we are entitled to receive from our gaming revenues, which comprises a significant portion of our overall revenues. The State of Delaware granted us a license to conduct video lottery (slot) machine operations and a license to conduct harness horse races and pari-mutuel wagering. The laws under which these licenses are granted could be modified or repealed at any time and we could be required to terminate our gaming operations. If we are required to terminate our gaming operations or if the amount of the commission we receive from the State of Delaware for conducting our gaming operations is decreased, our business operations and overall profitability would be significantly impaired.

  We do not own our video lottery (slot) machines and related technology.

  We do not own or lease the video lottery (slot) machines or central computer systems used in connection with our video lottery gaming operations. The Director of the Delaware State Lottery Office enters into contracts directly with the providers of the video lottery (slot) machines and computer systems. The State of Delaware purchases or leases all equipment and the Director licenses all technology providers. Our operations could be disrupted if a licensed technology provider violates its agreement with the State or ceases to be licensed for any reason. Such an event would be outside of our control and could adversely affect our gaming revenues.

  Our gaming activities compete directly with other gaming facilities and other sports events and entertainment businesses.

  We compete in local and regional markets with horse tracks, off-track betting parlors, state run lotteries, casinos and other gaming facilities. Many of our competitors have resources that are greater than ours. We also compete locally with other sports and entertainment businesses, many of which have greater resources than ours. We cannot be certain that we will maintain our market share or compete more effectively with our competitors. The legalization of additional casino or other gaming venues in states close to Delaware, particularly Maryland, Pennsylvania or New Jersey, could negatively impact our gaming business. From time to time, legislation is proposed for adoption in these states which, if enacted, would further expand state gambling and wagering opportunities at racetracks, including video lottery (slot) machines. Enactment of such legislation could increase our competition and could adversely affect our business, financial condition and overall profitability.

Other Risks

  Our new facilities face many uncertainties.

  Our growth strategy includes the acquisition and development of new facilities, including our proposed Nashville superspeedway complex and our new hotel in Dover, Delaware. Our ability to execute our growth strategy will depend on a number of factors, including:

  . with respect to the Nashville superspeedway, our ability to obtain one or more sanctioning agreements to promote Winston Cup Series, Busch Grand National Series and other major events,

  .  the cooperation of local government officials,

  .  our capital resources,

  .  our ability to control our construction and operating costs, and

  .  our ability to hire and retain qualified personnel.

  Our inability to implement our expansion plans for any reason could negatively impact our business. In addition, expenses associated with developing, constructing and opening a new facility could have a significant negative effect on our financial condition and overall profitability. Moreover, if we do not have sufficient cash available to fund our expansion plans, we cannot be certain that we will be able to borrow funds on commercially reasonable terms.

  Control of Dover Downs.

  Without giving effect to the underwriters' option to purchase shares from the selling stockholder, upon the completion of this offering, John W. Rollins, Sr., our Chairman of the Board, will own no shares of our outstanding common stock, approximately 47.5% of our outstanding Class A common stock and approximately 29.4% of our total outstanding capital stock. All of our current officers and directors as a group, including John W. Rollins, Sr., will own approximately 1.1% of our outstanding common stock, approximately 87.7% of our outstanding Class A common stock and approximately 55.5% of our total outstanding capital stock. Therefore, approximately 44.7% of the total voting power in our company will be controlled by John W. Rollins, Sr. and approximately 82.8% of the total voting power in our company will be controlled by all of our officers and directors, as a group, including John W. Rollins, Sr.

  As a result, John W. Rollins, Sr. will continue to control the outcome of most important matters submitted to our stockholders including the election of directors. Collectively, our current officers and directors, including Mr. Rollins, may be able to prevent or cause a change in control of our company, even if the transaction would be deemed beneficial to our stockholders. You will have no ability to meaningfully influence the outcome of any significant matters affecting our company.

  Delaware State Law restricts the transferability of our shares of capital stock.

  Under Delaware law, a change of ownership of a licensed lottery agent automatically terminates the agent's license 90 days after the change of ownership occurs, unless the Director of the Delaware State Lottery Office issues a new license to the new owners. Change of ownership may occur if any new individual or entity acquires 10% or more of the licensed agent or if more than 20% of the legal or beneficial interest in the licensed agent is transferred. The Delaware State Lottery Commission may require extensive background investigations of any new owner acquiring a 10% or greater voting interest in a licensed agent, including criminal background checks.

  Our By-Laws require that (a) any holders of our stock found to be disqualified, unsuitable or not possessing the qualifications required by the appropriate gaming authority, must dispose of their stock and (b) holders of our capital stock intending to acquire 10% or more of our outstanding stock must first obtain prior written approval from the Delaware State Lottery Office. The provisions of Delaware law which are triggered by a change in ownership of our capital stock and the provisions contained in our By-Laws could severely limit the transferability of our capital stock. Such limited transferability could diminish both supply and demand for our common stock and negatively impact, or depress, the price of our common stock.

                                USE OF PROCEEDS

  The net proceeds from the sale of the 2,000,000 shares of common stock offered by us are estimated to be approximately $29.4 million, assuming a public offering price of $15.625 per share and after deducting estimated underwriting fees and expenses of this offering set forth on the cover page of this prospectus. We intend to use the net proceeds we receive from this offering to reduce indebtedness that we have incurred under our existing bank loan agreement and for general corporate purposes.

  Our unsecured three-year bank loan agreement provides a $125.0 million bank line of credit for seasonal funding needs, capital improvements and other general corporate purposes. At January 31, 2000, $36.1 million of borrowings were outstanding under the line of credit at an effective interest rate of 6.9% per annum. The facility expires on November 1, 2002.

  Pending the use of our net proceeds as described above, these funds will be invested in short-term securities or deposited in short-term bank accounts at prevailing market rates of interest.

  We will not receive any proceeds from the sale of common stock by the selling stockholder.

                          PRICE RANGE OF COMMON STOCK

  Our common stock is traded on the New York Stock Exchange under the symbol "DVD." The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock as reported on the New York Stock Exchange.

                                                                   High   Low
                                                                  ------ ------
Year Ended June 30, 1998:
  First Quarter.................................................. $10.56  $8.38
  Second Quarter.................................................  11.75   9.69
  Third Quarter..................................................  15.00  10.69
  Fourth Quarter.................................................  16.81  14.19
Year Ended June 30, 1999:
  First Quarter.................................................. $16.56 $12.44
  Second Quarter.................................................  13.88  10.19
  Third Quarter..................................................  15.50  12.25
  Fourth Quarter.................................................  19.44  14.88
Year Ending June 30, 2000:
  First Quarter.................................................. $17.94 $13.50
  Second Quarter.................................................  20.00  13.63

  On February 7, 2000, the closing sale price per share of our common stock was $15.63. As of January 31, 2000, there were 11,746,391 shares of common stock outstanding, and approximately 1,082 stockholders of record. The above information has been adjusted to reflect a two-for-one stock split paid as a stock dividend effective September 15, 1998.

                                DIVIDEND POLICY

  We have historically paid quarterly dividends on our common stock and our Class A common stock. Future dividends, if any, will depend on our future earnings, capital requirements and financial condition, as well as other factors our Board of Directors may deem relevant. Accordingly, there can be no assurance that future dividends will be declared. No dividends can be paid on our Class A common stock unless an equal amount, or in the board's discretion a greater amount, of dividends are declared and paid on our common stock.

                                 CAPITALIZATION

  The following table sets forth our capitalization at December 31, 1999, and as adjusted to give effect to the sale of the 2,000,000 shares of common stock offered by us, the conversion by the selling stockholder of his 650,000 shares of our Class A common stock into 650,000 shares of our common stock, and the application of our estimated net proceeds therefrom as described under "Use of Proceeds."

                                                              December 31, 1999
                                                              -----------------
                                                                          As
                                                               Actual  Adjusted
                                                              -------- --------
                                                               (in thousands)
Long-term debt...............................................  $53,625  $24,250
Shareholders' equity:
  Common Stock, $.10 par value; 75,000,000 shares authorized;
   11,735,348 shares issued and outstanding; 14,385,348
   shares as adjusted........................................    1,173    1,438
  Class A common stock, $.10 par value; 55,000,000 shares
   authorized; 24,166,210 shares issued and outstanding;
   23,516,210 shares as adjusted.............................    2,417    2,352
  Additional paid-in capital.................................   99,865  129,040
  Retained earnings..........................................   79,951   79,951
                                                              -------- --------
    Total shareholders' equity...............................  183,406  212,781
                                                              -------- --------
    Total capitalization..................................... $237,031 $237,031
                                                              ======== ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected historical consolidated financial data for the five fiscal years ended June 30, 1999 has been derived from our audited consolidated financial statements. The financial statements for the fiscal year ended June 30, 1995 were audited by Siegfried Schieffer & Seitz, independent certified public accountants. The financial statements for the four fiscal years ended June 30, 1999 were audited by KPMG LLP, independent certified public accountants. The consolidated balance sheets as of June 30, 1998 and 1999 and the related statements of earnings and cash flows for each of the years in the three-year period ended June 30, 1999 and related auditors' report are contained elsewhere in this prospectus. The earnings data for the years ended June 30, 1995 and 1996 and the balance sheet data as of June 30, 1995, 1996 and 1997 have been derived from audited consolidated financial statements not included herein. The selected financial data for the six months ended December 31, 1998 and 1999 have been derived from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended December 31, 1999 are not necessarily indicative of the results for the full fiscal year ending June 30, 2000. The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                          Six Months
                                                                             Ended
                                    Year Ended June 30,                  December 31,
                         ---------------------------------------------  ----------------
                          1995      1996     1997     1998      1999     1998     1999
                         -------  --------  -------  -------  --------  -------  -------
                         (in thousands, except per share amounts)         (unaudited)
Statement of Earnings
 Data:
Revenues:
  Motorsports........... $16,282   $18,110  $20,516  $25,874   $68,683  $27,825  $33,652
  Gaming(1).............   1,250    31,980   81,162  115,071   139,249   64,480   82,192
                         -------  --------  -------  -------  --------  -------  -------
    Total revenues......  17,532    50,090  101,678  140,945   207,932   92,305  115,844
Expenses:
  Operating.............   7,397    30,699   68,559   96,875   142,498   63,969   81,192
  Depreciation and
   amortization.........   1,043     1,469    2,084    2,707     7,098    3,628    3,938
  General and
   administrative.......   1,705     2,073    3,065    4,410    11,213    5,591    6,229
                         -------  --------  -------  -------  --------  -------  -------
    Total expenses......  10,145    34,241   73,708  103,992   160,809   73,188   91,359
Operating earnings......   7,387    15,849   27,970   36,953    47,123   19,117   24,485
Interest expense
 (income)...............     148       256     (269)    (702)    1,352      744      844
                         -------  --------  -------  -------  --------  -------  -------
Earnings before income
 taxes..................   7,239    15,593   28,239   37,655    45,771   18,373   23,641
Income taxes............   2,955     6,397   11,767   15,742    18,880    7,582    9,870
                         -------  --------  -------  -------  --------  -------  -------
Net earnings............  $4,284    $9,196  $16,472  $21,913   $26,891  $10,791  $13,771
                         =======  ========  =======  =======  ========  =======  =======
Basic earnings per
 share (2)..............   $0.16     $0.34    $0.55    $0.72     $0.76    $0.30    $0.38
                         =======  ========  =======  =======  ========  =======  =======
Diluted earnings per
 share (2)..............   $0.15     $0.32    $0.54    $0.70     $0.74    $0.30    $0.38
                         =======  ========  =======  =======  ========  =======  =======
Dividends per
 share (2)..............     $--       $--    $0.08    $0.16    $0.175   $0.085    $0.09
Balance Sheet Data:
Working capital
 (deficit).............. $(2,419) $(11,147)  $4,805   $3,609  $(10,201) $(4,582) $(7,282)
Total assets............  25,422    42,311   71,261   95,777   255,212  219,336  278,727
Long-term debt..........     698       766      760      741    36,725   23,544   53,625
Total shareholders'
 equity.................  14,225    23,715   54,300   71,365   172,658  159,562  183,406

--------
(1) Our video lottery (slot) casino opened on December 29, 1995. Gaming revenues prior to December 29, 1995 solely related to horse racing activities.

(2) Earnings and dividends per share amounts prior to 1999 have been adjusted to reflect a two-for-one stock split paid in the form of a stock dividend effective September 15, 1998.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  As you read the following, you should also carefully review our consolidated financial statements and related notes included elsewhere in this prospectus.

General

  Our results of operations are grouped into two segments: motorsports and gaming. Motorsports revenues include admissions, parking, concessions, souvenirs, broadcast rights, sponsorships and other revenues associated with our motorsports events. Gaming revenues include video lottery (slot) machine revenues, pari-mutuel wagering revenues from live and simulcast horse races and other revenues associated with our video lottery (slot) machine, horse racing and simulcasting operations.

  In our video lottery (slot) machine operations, the difference between the amount wagered by bettors and the amount paid out to bettors is referred to as the win. The win is included in the amount recorded in our financial statements as gaming revenue. The Delaware State Lottery Office sweeps the winnings from the video lottery (slot) machine operations, collects the State's share of the winnings and the amount due to the providers of the video lottery machines and associated computer systems, collects the amount allocable to purses for harness horse racing, and remits the remainder to us as our commission for acting as a licensed agent. Pari-mutuel wagering revenues refer to income received from betting on live, on-site harness horse racing and from wagering on simulcast races of thoroughbred and harness horse racing held across North America. The wagering by the public on the horse races is referred to as the handle. From the handle, a substantial portion is returned to the wagering public, we retain the residual and it is recorded in our financial statements as gaming revenues. Simulcasting is the transmission of live horse racing by television, cable or satellite signal from one racetrack to another with pari-mutuel wagering being conducted at the sending and receiving track and a portion of the handle being shared by the sending and receiving tracks.

Results of Operations

Our Six Months Ended December 31, 1999 Compared With Our Six Months Ended December 31, 1998

  Our revenues increased by $23,539,000, or 25.5%, to $115,844,000 for the six months ended December 31, 1999. Our gaming revenues increased by $17,712,000, or 27.5%, as a result of having an average of 1,555 machines during the first six months of fiscal 2000 compared with an average of 1,066 machines during the first six months of fiscal 1999, and also from the results of expanded marketing and promotional activities related to our video lottery casino. Our motorsports revenues increased by $5,827,000, or 20.9%, to $33,652,000. Approximately $1,280,000 of the increase resulted from increased attendance, $573,000 from increased ticket prices, and $3,021,000 from increased sponsorship, concession and broadcast revenues for our fall NASCAR weekend at Dover Downs International Speedway. The remainder of our revenue increase was due primarily to the addition of a Busch Grand National Series event at our Memphis Motorsports Park and an increase in admissions revenues for the Busch Grand National Series event at Gateway International Raceway. The increases in our motorsports revenues were offset somewhat by a decrease in our revenues related to the Indy Racing League event at Dover Downs International Speedway in the first fiscal quarter.

  Our operating expenses increased by $17,223,000 reflecting the higher revenues. Amounts retained by the State of Delaware, fees to the manager who operates the video lottery (slot) machine casino, and the amount collected by the State of Delaware for payment to the vendors under contract with the State of Delaware who provide the video lottery (slot) machines and associated computer systems, increased by $7,226,000 in the first six months of fiscal 2000. Amounts allocated from the video lottery (slot) machine operation for harness horse racing purses were $9,036,000 in the first six months of fiscal 2000 compared with $7,094,000 in the first six months of fiscal 1999.

  Our motorsports operating expenses increased primarily due to a $1,069,000 increase in the purse obligation expenses related to the fall NASCAR weekend at Dover Downs International Speedway and the addition of a Busch Grand National Series event at Memphis Motorsports Park in October 1999.

  Our depreciation and amortization increased by $310,000 due to capital expenditures related to our video lottery (slot) machine and motorsports facilities expansion during the third and fourth quarters of fiscal 1999.

  Our general and administrative expenses increased by $638,000 to $6,229,000 from $5,591,000 in the first six months of 1999 due to an increase in wages and related employee benefits.

  Our effective income tax rates for the six-month periods ended December 31, 1999 and 1998 were 41.8% and 41.3%.

  Our net earnings increased by $2,980,000 as a result of increased play in the casino, higher attendance and related revenues as well as an increase in the broadcast rights fees for the fall NASCAR weekend race at Dover Downs International Speedway, and the addition of a Busch Grand National Series event at our Memphis Motorsports Park in the second quarter of fiscal 2000.

Our Fiscal Year 1999 Compared With Our Fiscal Year 1998

  Our revenues increased by $66,987,000, or 47.5%, to $207,932,000 as a result of growth in our historical business and our acquisition of Grand Prix Association of Long Beach, Inc. on July 1, 1998.

  Our gaming revenues increased by $24,178,000, or 21.0%, to $139,249,000, as a result of having an average of 1,191 machines in fiscal 1999 compared with an average of 1,000 machines in fiscal 1998, and expanded marketing and promotional activities related to our video lottery (slot) machine casino.

  Our motorsports revenues increased by $42,809,000, or 165.5%, to $68,683,000. Approximately $2,432,000 of the revenue increase resulted from increased attendance, $637,000 from increased ticket prices and $1,598,000 from adding an IRL event at our Dover Downs International Speedway. Approximately $2,309,000 of the increase resulted from the inclusion of the operating results of Nashville Speedway USA in our consolidated results for 12 months in fiscal 1999 compared to six months in fiscal 1998, and $32,837,000 from the acquisition of Grand Prix Association of Long Beach. The remainder of the increase resulted from increased sponsorship, concessions and marketing-related revenues at our Dover Downs International Speedway.

  Our operating expenses increased by $45,623,000 reflecting these higher revenues. Amounts retained by the State of Delaware, including amounts collected for payment to the vendors under contract with the State who provide the video lottery (slot) machines and associated computer systems and fees to the manager who operates our video lottery (slot) machine casino, increased by $9,004,000 in fiscal 1999. Amounts allocated from the video lottery operation for harness horse racing purses were $15,173,000 in fiscal 1999 compared with $12,721,000 in fiscal 1998. Additional advertising, promotional and customer complimentary costs of $2,557,000 were our other significant gaming-related operating cost increases.

  Our motorsports operating expenses increased due primarily to a $1,139,000 increase in purse and sanction fee expenses and $1,666,000 from adding an IRL event at our Dover Downs International Speedway, and $1,533,000 from the inclusion of the operating results of Nashville Speedway USA in our consolidated results for 12 months in fiscal 1999 compared to six months in fiscal 1998. The remainder of the increase is primarily the result of the acquisition of Grand Prix Association of Long Beach.

  Our depreciation and amortization increased by $4,391,000 due to capital expenditures related to our motorsports facilities and casino expansion and the depreciation of facilities and amortization of goodwill related to the acquisition of Grand Prix Association of Long Beach.

  Our general and administrative expenses increased by $6,803,000 to $11,213,000 from $4,410,000, of which $6,341,000 is the result of our acquisition of Grand Prix Association of Long Beach.

  Our interest expense was $1,352,000 in fiscal 1999 compared to $702,000 of interest income in fiscal 1998. The interest expense resulted from increased borrowings under our bank loan agreement and interest payments made relating to the SWIDA loan.

  Our effective income tax rates for the fiscal years ended June 30, 1999 and 1998 were 41.2% and 41.8%.

  Our net earnings increased by $4,978,000 due to the expansion of our video lottery (slot) machine operations, increased marketing efforts in our casino, higher attendance and the growth in the number of motorsports events we present, offset by increased interest and amortization expense from our Grand Prix Association of Long Beach acquisition.

Liquidity and Capital Resources

 General

  Our cash flows from operations for the six months ended December 31, 1999 and 1998 were $8,442,000 and $154,000. This increase was due primarily to our increased earnings before depreciation and amortization and the timing of payments for harness horse racing purses, construction-related payables and certain tax payments.

  On November 1, 1999, we closed on a $125.0 million revolving bank credit agreement. The terms of the new agreement are essentially the same as those contained in the previous agreement. We had outstanding borrowings of $32.5 million under the credit facility at December 31, 1999. Interest on these borrowings is, at our option, based upon either (i) LIBOR plus .75% or (ii) the base rate (the greater of the prime rate or the federal funds rate, plus .5%) minus 1%. During the first six months of fiscal 2000, we capitalized $699,000 of interest cost related to the construction of major facilities. The capitalized interest is amortized over the estimated useful life of the asset to which it relates.

  In September 1999, the Sports Authority of the County of Wilson, Tennessee issued its Variable Rate Tax Exempt Infrastructure Revenue Bonds, Series 1999, in the amount of $25.9 million. The proceeds will be used to acquire, construct and develop certain public infrastructure improvements in Wilson County, Tennessee which will be beneficial to the operation of our superspeedway complex we are developing through our 100% owned subsidiary, Nashville Speedway USA. Interest only payments are required until September 1, 2002 and will be made from a capitalized interest fund established from bond proceeds. After the opening of our Nashville superspeedway complex, the bonds will be payable solely from certain taxes generated from that facility. If the superspeedway complex taxes are insufficient to cover the payment of principal and interest on the bonds, payments will be made under a $26,326,000 letter of credit issued by several banks. We have agreed to reimburse the banks for amounts paid by them under the letter of credit.

  We believe that cash flows from operations and our borrowing capacity under our bank loan agreement will satisfy our cash requirements for the remainder of fiscal 2000.

 Capital Expenditures

  Our capital expenditures for the six months ended December 31, 1999 were $29,033,000. Approximately $11,342,000 of these expenditures related to the expansion of and improvements to our auto racing facilities in Dover, Delaware, Millington, Tennessee (near Memphis, Tennessee), and Madison, Illinois (near St. Louis, Missouri); approximately $5,472,000 related to the expansion of our casino facility and construction of our hotel in Dover, Delaware; and approximately $11,493,000 related to the acquisition of land and other construction costs for our new Nashville superspeedway complex.

  We expect to make approximately $48 million of capital expenditures for approved projects during the remainder of the fiscal year ending June 30, 2000. These expenditures will be made primarily to increase our grandstand seating capacity at existing facilities and to fund construction of our hotel development in Dover, Delaware and our new Nashville superspeedway complex.

Seasonality and Quarterly Results

  We derive a substantial portion of our total revenues from admissions and event-related revenue attributable to our major motorsports events which are currently held from April through October. As a result, our business is highly seasonal. The seasonality of our business is offset to some degree by our year-round video lottery (slot) machine gaming operations and year-round simulcasting.

  The following table presents certain unaudited financial data for each of our prior ten fiscal quarters (in thousands, except per share amounts):

                                                             Fiscal Quarter Ended
                         --------------------------------------------------------------------------------------------
                         Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31,
                           1997      1997     1998     1998     1998      1998     1999     1999     1999      1999
                         --------- -------- -------- -------- --------- -------- -------- -------- --------- --------
Statement of Earnings
 Data:
Revenues:
 Motorsports...........  $ 11,198  $     47 $    949 $ 13,680 $ 21,155  $  6,670 $  1,271 $ 39,587 $ 28,610  $  5,042
 Gaming................    27,623    25,915   30,786   30,747   33,499    30,981   35,405   39,364   42,691    39,501
                         --------  -------- -------- -------- --------  -------- -------- -------- --------  --------
 Total revenues........  $ 38,821  $ 25,962 $ 31,735 $ 44,427 $ 54,654  $ 37,651 $ 36,676 $ 78,951 $ 71,301  $ 44,543
                         ========  ======== ======== ======== ========  ======== ======== ======== ========  ========
Operating earnings.....  $ 13,234  $  4,242 $  5,471 $ 14,006 $ 14,466  $  4,651 $  4,223 $ 23,783 $ 19,645  $  4,840
Net earnings...........  $  7,833  $  2,518 $  3,295 $  8,267 $  8,278  $  2,513 $  2,207 $ 13,893 $ 11,244  $  2,527
Basic earnings per
 share.................  $   0.26  $   0.08 $   0.11 $   0.27 $   0.23  $   0.07 $   0.06 $   0.40 $   0.31  $   0.07
Diluted earnings per
 share.................  $   0.25  $   0.08 $   0.11 $   0.26 $   0.23  $   0.07 $   0.06 $   0.38 $   0.31  $   0.07

Inflation

  We do not believe that our financial performance has been significantly impacted by inflation.

Disclosures About Market Risk

  Our exposure to market risk for changes in interest rates relates primarily to the increase in the amount of interest expense we must pay with respect to our bank loan agreement, which is tied to variable market rates.

Recent Accounting Pronouncements

  We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flows.

Year 2000 Compliance

  As of the date of this prospectus, our business operations have not been materially impacted by Year 2000 matters.

             AN IMPORTANT NOTE ABOUT OUR FORWARD-LOOKING STATEMENTS

  We make certain forward-looking statements in the prospectus and in documents incorporated by reference in this prospectus within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, consumer preferences, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this prospectus, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made in all of these instances. These forward-looking statements speak as of the date of this prospectus.

  Various risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements, including the following factors: our growth strategies; our development and potential acquisition of new facilities; anticipated trends in the motorsports and gaming industries; patron demographics; our ability to enter into additional contracts with sponsors, broadcast media and race event sanctioning bodies; our relationships with sponsors; general market and economic conditions; our ability to finance our future business requirements; the availability of adequate levels of insurance; the ability to successfully integrate acquired companies and businesses; management retention and development; changes in Federal, state, and local laws and regulations, including environmental and gaming license regulations; the affect of weather conditions on our outdoor event attendance; as well as the risks, uncertainties and other factors described from time to time in our SEC filings and reports.

  We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                                    BUSINESS

  We are a diversified entertainment company with significant motorsports and gaming operations.


                                  Motorsports

  We are a leading promoter of motorsports events in the United States. We have experienced a dramatic increase in motorsports revenue. In 1999, approximately 91% of our motorsports revenue was derived from admissions, skybox rentals, sponsorships, concessions and novelty sales and broadcast rights at NASCAR-sanctioned events. The following chart sets forth our revenues derived from motorsports for the past four fiscal years:



                              Motorsports Revenue
                                (in thousands)

                    Fiscal Year
                       1996                 $18,110
                       1997                 $20,516
                       1998                 $25,874
                       1999                 $68,683

Our Motorsports Venues

  The following table sets forth certain information relating to each of our motorsports venues at January 31, 2000:

                                            Approximate
                                              Seating   Track/Course
   Venue Name                   Location     Capacity      Length
   ----------                -------------- ----------- ------------
   Dover Downs
    International
    Speedway...............  Dover, DE        122,000    1.00 miles
   Gateway International
    Raceway................  Madison, IL       70,000    1.25 miles
   Grand Prix of Long
    Beach..................  Long Beach, CA    62,000    1.97 miles
   Memphis Motorsports
    Park...................  Millington, TN    26,000     .75 miles
   Nashville Speedway USA..  Nashville, TN     15,000     .60 miles

 Dover Downs International Speedway

  We have presented NASCAR-sanctioned racing events for 31 consecutive years at Dover Downs International Speedway and we currently conduct five major NASCAR-sanctioned events annually at this venue. Two races are in the Winston Cup Series, two races are in the Busch Grand National Series and one is in the NASCAR Craftsman Truck Series.

  Each of the Busch Grand National Series events at Dover Downs is conducted on the day before a Winston Cup event. Dover Downs is one of only six speedways in the country that presents two Winston Cup events and two Busch Grand National Series events each year and one of only three with a combined Winston Cup, Busch Grand National and Craftsman Truck Series weekend. The June and September dates have historically allowed Dover Downs to hold the first and last Winston Cup events in the Maryland to Maine region each year.

  The auto racing track is a high-banked, one-mile long, concrete superspeedway with a current seating capacity of approximately 122,000. Construction is underway to increase capacity to 135,000 for the 2000 racing season. Unlike some superspeedways, substantially all grandstand and skybox seats offer an unobstructed view of the entire track. The concrete racing surface makes the auto racing track the only concrete superspeedway (one mile or greater in length) that conducts NASCAR-sanctioned events.

 Gateway International Raceway

  Gateway International Raceway has conducted NASCAR-, CART- and NHRA-sanctioned events since its opening in May 1997. The auto racing facility includes a 1.25-mile oval track and road course with current seating capacity of 70,000 and a national caliber drag strip capable of seating approximately 30,000 people. The facility, which was equipped with lights for nighttime racing in 1999, is located on approximately 416 acres of land in Madison, Illinois, five miles from the St. Louis Arch. We acquired Gateway International Raceway in July 1998.

 Grand Prix of Long Beach

   For the past 25 years, the Grand Prix Association of Long Beach has organized and promoted the CART-sanctioned Grand Prix of Long Beach, an annual temporary circuit professional motorsports event run in the city streets of Long Beach, California. The Grand Prix of Long Beach has the second highest paid attendance of any open wheel Indy-style car race, second only to the Indianapolis 500. The Grand Prix of Long Beach weekend has attracted in excess of 200,000 spectators in each of the past six years, and is currently broadcast to more than 125 countries throughout the world. We acquired Grand Prix Association of Long Beach, Inc. in July 1998.

 Memphis Motorsports Park

  Memphis Motorsports Park has hosted NASCAR- and NHRA-sanctioned events since its opening in June 1998. The tri-oval track was recently expanded to bring its seating capacity to approximately 26,000 seats and luxury suites were added for the inaugural Busch Grand National Series event held in October 1999. The drag strip also hosts an NHRA national event and has a seating capacity in excess of 25,000. We acquired Memphis Motorsports Park in July 1998.

 Nashville Speedway USA

  Nashville Speedway USA hosted its first automotive race in 1904, making it one of the oldest tracks in the country. The facility currently hosts events in three of NASCAR's top national series--the Busch Grand National Series, the Craftsman Truck Series and the Slim Jim All Pro Series. Based on attendance, the track's Saturday night NASCAR Racing Series is regarded as one of the most successful weekly programs in the country. We acquired Nashville Speedway USA in January 1998. We expect the new Nashville superspeedway to open during the 2001 race season with a strong schedule of events, including the NASCAR national events currently held at Nashville Speedway USA.

Our Major Racing Events for 2000

Venue           Series                      Event                              Date
-----           ------                      -----                              ----
Nashville       NASCAR Busch Grand National BellSouth 320                      April 8
 Speedway USA
Grand Prix of   CART FedEx Championship     Toyota Grand Prix of Long Beach    April 16
 Long Beach
Gateway         NASCAR Craftsman Truck      Missouri-Illinois Dodge Dealers    May 7
 International                              "Ram Tough" 200 presented by Pepsi
 Raceway
Memphis         NASCAR Craftsman Truck      Memphis 200                        May 13
 Motorsports
 Park
Dover Downs     NASCAR Busch Grand National MBNA Platinum 200                  June 3
 International
 Speedway
Dover Downs     NASCAR Winston Cup          MBNA Platinum 400                  June 4
 International
 Speedway
Gateway         NHRA                        NHRA Sears Craftsman Nationals     June 24
 International
 Raceway
Gateway         NASCAR Busch Grand National CARQUEST Auto Parts 250            July 29
 International
 Raceway
Nashville       NASCAR Craftsman Truck      Federated Auto Parts 250           August 12
 Speedway USA
Gateway         CART FedEx Championship     Motorola 300                       September 17
 International
 Raceway
Dover Downs     NASCAR Craftsman Truck      MBNA Palladian Travel 200          September 22
 International
 Speedway
Dover Downs     NASCAR Busch Grand National MBNA.com 200                       September 23
 International
 Speedway
Dover Downs     NASCAR Winston Cup          MBNA.com 400                       September 24
 International
 Speedway
Memphis         NHRA                        NHRA AutoZone Nationals            October 8
 Motorsports                                 Presented by Pennzoil
 Park
Memphis         NASCAR Busch Grand National Sam's Town 250                     October 29
 Motorsports
 Park



Overview of Sanctioning Bodies

  NASCAR. NASCAR is widely recognized as the premier official sanctioning body of professional stock car racing in the United States. NASCAR regulates its membership (including drivers, their crews, team owners and track operators), the composition of race cars and the sanctioning of races. It sanctions events with one-year agreements with track operators, each of which specifies the race date, the sanctioning fee and the purse. NASCAR officials control qualifying procedures, the line-up of the cars, the start of the race, the control of cars throughout the race, the election to stop or delay a race, "pit" activity, "flagging," the positioning of cars, the assessment of lap and time penalties and the completion of the race. NASCAR also administers, monitors and promotes the championship point systems for its Winston Cup Series, Busch Grand National Series and Craftsman Truck Series events. These point systems were designed to establish the championship drivers in each series.

  CART. CART, an open wheel racing series formed by Indy team owners in 1978, owns, operates and sanctions the CART Championship, which in 1999 consisted of 20 races staged in five countries. CART events are staged on superspeedways, ovals, temporary street courses and permanent road courses.

  NHRA. The National Hot Rod Association is the world's largest motorsports sanctioning body, featuring national championship drag racing at 23 NHRA Series events throughout the United States.

Economics of Motorsports

  The primary participants in the business of motorsports are spectators, sponsors, track operators, drivers, team members and team owners.

  Spectators. According to the 1998 Goodyear Racing Attendance Report, approximately 9 million spectators attended the 1998 Winston Cup Series, Busch Grand National Series and Craftsman Truck Series events. Moreover, according to Nielsen Market Research, approximately 123 million people tuned to televised Winston Cup Series events in 1999. According to Nielsen Media Research, approximately 39% of NASCAR spectators are women and 66% are between the ages of 18 and 44. We believe that this demographic profile of the growing base of spectators has considerable appeal to track operators, sponsors and advertisers. We believe that NASCAR spectators are loyal to both the sport of motor racing and to the sponsors of the sport.

  Sponsors. Sponsors are active in all phases of professional motorsports. In addition to directly supporting racing teams through the funding of certain costs of their operations, sponsors support track operators by paying fees associated with specific name events such as the "Toyota Grand Prix of Long Beach." In addition, premier racing events such as "MBNA Platinum 400" at Dover frequently have multiple "official corporate sponsors." In return, sponsors receive advertising exposure through television and radio coverage, newspapers, race programs, brochures and advertising at the track on race day.

  Track Operators. Track operators like us market and promote events at their facilities. Their principal revenue sources generally include admissions; television and radio broadcast fees; sponsorship fees; the sale of merchandise such as souvenirs, collectibles and apparel; food and beverage concessions; hospitality fees paid for catering receptions and private parties; luxury suite and hospitality village rentals; parking; and advertising on track signage and in souvenir racing programs. Sanction agreements require race track operators to pay fees to the relevant sanctioning body for each sanctioned event conducted, including sanction fees and prize money.

  Drivers and Team Members. Although a majority of drivers contract independently with team owners, certain drivers own their own teams. Drivers receive income from contracts with team owners, sponsorship fees and prize money. Successful drivers may also receive income from personal endorsement fees and souvenir sales. The success and personality of a driver can be an important marketing advantage for team owners because it can help attract corporate sponsorships and generate sales for officially licensed merchandise. The efforts of each driver are supported by a number of other team members, all of whom are supervised by a crew chief.

  Team Owners. In most instances, team owners bear the financial risk of placing their teams in competition. Team owners contract with drivers, acquire racing vehicles and support equipment, hire pit crews and mechanics, and syndicate sponsorship of their teams.

                                     Gaming

  Our gaming operations are located at our flagship property in Dover, Delaware. Our Dover facility is a multi-purpose gaming and entertainment complex housing an 80,000 square foot Las Vegas style casino with approximately 1,650 video lottery (slot) machines, managed by Caesars World Gaming Development Corporation. Dover Downs Raceway, a 5/8 mile harness horse racetrack with a state-of-the-art simulcasting parlor, is located adjacent to the casino.

  We have experienced dramatic increases in gaming revenue. In 1999, approximately 96% of our gaming revenue was attributable to our video lottery
(slot) machine casino. The following chart sets forth our revenues derived from gaming for the past four fiscal years:


                                Gaming Revenue

                         Fiscal Year
                            1996           $31,980
                            1997           $81,162
                            1998          $115,071
                            1999          $139,249

Dover Downs Slots

  Our video lottery (slot) machine casino opened its doors in December 1995 with 500 video lottery (slot) machines. Due to its popularity, the video lottery (slot) machine casino has expanded several times and the number of machines has steadily increased to its current level of approximately 1,650.

  The most recent expansion of our gaming operations is expected to be completed by April 2000. The Las Vegas style casino has been expanded to 80,000 square feet and will have 2,000 video lottery (slot) machines when complete. The video lottery (slot) machines range from the increasingly popular nickel machines to $20 machines in the newly created Premium Slots area. Additional amenities include the Garden Cafe, which becomes a lounge with live entertainment every evening, and the all-you-can-eat buffet in the Winners Circle Dining Room.

  The Delaware State Lottery Office administers and controls our video lottery
(slot) machine operations. We are a licensed agent authorized to conduct video lottery operations under the Delaware State Lottery Code. We are one of only three locations permitted to do so in the State of Delaware. We are permitted by law to set our payout to customers between 87% and 95%. Prior approval from the Director of the Delaware State Lottery Office would be required for any deviation from these payout rates. Since the introduction of our video lottery
(slot) machine operations, we have maintained an average payout of approximately 91%.

  We have a long-term management agreement with Caesars World Gaming Development Corporation. Under the agreement, Caesars is our exclusive agent to supervise, manage and operate our video lottery (slot) machine casino. Caesars has been licensed by the Delaware State Lottery Office.

  We are also developing a luxury hotel facility adjacent to our Dover gaming operations to attract new patrons and lengthen the stay of current patrons.

Dover Downs Raceway

  Dover Downs Raceway has presented pari-mutuel harness racing events for 31 consecutive years. The harness horse racing track is a five-eighth mile track and is lighted for nighttime operations. The track is located inside the one-mile auto racing superspeedway. Live harness races conducted at Dover Downs are simulcast to tracks and other off-track betting locations across North America on each of our 120 live race dates. During 1999, our races were transmitted to more than 400 tracks and off-track betting locations.

  Dover Downs Raceway has facilities for pari-mutuel wagering on both live harness horse racing and on simulcast thoroughbred and harness horse racing received from numerous tracks across North America. Within the main grandstand is the simulcast parlor where patrons can wager on harness and thoroughbred races received by satellite into Dover Downs year round. Television monitors throughout the parlor area provide views of all races simultaneously and the parlor's betting windows are connected to a central computer allowing bets to be received on all races from all tracks.

  Harness racing in the State of Delaware is governed by the Delaware Harness Racing Commission. We hold a license from the Commission authorizing us to hold harness race meetings on our premises and to offer pari-mutuel wagering on live and simulcast horse races.

                                  Competition

Motorsports

  Our racing events compete with other racing events sanctioned by various racing bodies and with other sports and recreational events scheduled on the same dates. Racing events sanctioned by different organizations are often held on the same dates at separate tracks. The quality of the competition, type of racing event, caliber of the event, sight lines, ticket pricing, location, and customer conveniences, among other things, distinguish the motorsports facilities.

  The two speedways closest to Dover Downs International Speedway that currently sponsor Winston Cup races are in Richmond, Virginia (approximately four hours to the South) and Pocono International Raceway in Long Pond, Pennsylvania (approximately three and a half hours to the North). Nazareth Speedway in Nazareth, Pennsylvania (approximately two hours to the North) currently conducts a Busch Grand National Series, Craftsman Truck Series and CART series race.

  For the past 25 years, the Grand Prix Association of Long Beach, Inc. has been organizing and promoting the Grand Prix of Long Beach, an annual temporary circuit professional motorsports event in Long Beach, California. The closest events to the Grand Prix event are CART- and NASCAR-sanctioned events at the California Speedway in Fontana, California, approximately 60 miles from Long Beach.

  The speedway closest to Gateway International Raceway is Indianapolis Motor Speedway (approximately four hours to the east), which currently conducts one Winston Cup race and one Indy Racing League (IRL) race, as well as a recently added Formula One event.

  The speedways closest to our current Nashville Speedway are the Atlanta Motor Speedway (approximately three hours to the southeast) and Talladega Superspeedway (approximately three and one-half hours to the south). Atlanta Motor Speedway currently hosts two Winston Cup races, one Busch Grand National Series race and one IRL race. Talladega Superspeedway currently hosts two Winston Cup races and one Busch Grand National Series race.

  The speedway closest to Memphis Motorsports Park is Talladega Superspeedway (approximately five and one-half hours to the southeast).

  Based on historical data, we do not believe that any of the competing facilities significantly impact our operations, although they may impact our ability to secure additional events in the future.

  Our motorsports events also compete with other spectator-oriented sporting events and other leisure, entertainment and recreational activities, including professional football, basketball and baseball.

Gaming

  The legalization of additional casino and other gaming venues in states close to Delaware, particularly Maryland, Pennsylvania or New Jersey, may have a significant impact on our business. From time to time, legislation has been introduced in these states that would further expand gambling opportunities, including video lottery (slot) machines at horse-tracks.

  At present, video lottery (slot) machines are only permitted at two other locations in Delaware: Delaware Park and Harrington Raceway. The neighboring states of Pennsylvania and Maryland do not presently permit video lottery
(slot) machine operations. Pennsylvania, Maryland and New Jersey all have state-run lotteries. Atlantic City, New Jersey is located approximately 100 miles from Dover Downs and offers a full range of gaming products.

  Competition in horse racing is varied since racetracks in the surrounding area differ in many respects. Some tracks only offer thoroughbred or harness horse racing; others have both. Tracks have live racing seasons that may or may not overlap with neighboring tracks. Depending on the purse structure, tracks that are farther apart may compete with each other more for quality horses than for patrons.

  Live harness racing also competes with simulcasts of thoroughbred and harness racing. All racetracks in the region are involved with simulcasting. In addition, a number of off-track betting parlors compete with track simulcasting activities. With respect to the simulcasting of our live harness races to tracks and other locations, our simulcast signals are in direct competition with live races at the receiving track and other races being simulcast to the receiving location.

  Within the State of Delaware, Dover Downs faces little direct live competition from the State's other two tracks. Harrington Raceway, a south central Delaware fairgrounds track, conducts harness horse racing periodically between May and November. There is no overlap presently with Dover Downs' live race season. Delaware Park, a northern Delaware track, conducts thoroughbred horse racing from April through mid-November. Its race season only overlaps with our season for approximately five to six weeks each year.

  The neighboring states of Pennsylvania, Maryland and New Jersey all have harness and thoroughbred racing and simulcasting. Dover Downs competes with Rosecroft Raceway in Maryland, Philadelphia Park in Pennsylvania, Garden State Park and The Meadowlands in New Jersey and a number of other racetracks in the surrounding area. We also receive simulcast harness and thoroughbred races from approximately 30 racetracks, including the tracks noted above.

  In addition, our gaming activities compete with other leisure, entertainment and recreational activities.

                                   Employees

  On January 31, 2000, we had approximately 608 full-time employees and approximately 212 part-time employees. Our employees include corporate executive, marketing, administrative, clerical, pari-mutuel tellers, gaming operations, security, admissions, maintenance and parking personnel. We hire temporary employees to assist during periods of peak attendance at our auto racing and harness horse racing events. Some of our employees at Gateway International Raceway are represented by a labor union. Owners, drivers and trainers of horses participating in harness race meetings are represented by a horsemen's association. We believe that we enjoy a good relationship with our employees including employees represented by a union. We may also engage consultants from time to time to provide us with advisory services.

                                   Insurance

  We maintain insurance against the risks that are customarily associated with our businesses. Our policies are in amounts and have deductibles that are customary in our business. Our policies currently provide business and commercial coverages, including workers' compensation, third party liability, property damage, boiler and machinery, and business interruption. We comply with insurance and bonding requirements as required by regulatory authorities and our agreements, such as our agreements with NASCAR, Caesars, or various sponsors.

                             Patents and Trademarks

  We have various trademark rights related to our motorsports events and gaming activities, including rights in names or logos of all of our motorsports venues and our gaming attractions in Dover, Delaware. Our policy is to protect our intellectual property rights vigorously, through litigation if necessary.

                                   Litigation

  A group made up of Wilson County and Rutherford County, Tennessee residents has filed a complaint in the Chancery Court for Wilson County, Tennessee contesting the rezoning of the land upon which the new Nashville superspeedway complex will be situated. This litigation, if successful, would prevent, or at least significantly postpone, the development of the facility. We believe the rezoning was done properly. We are vigorously contesting the litigation and, based on the advice of counsel, believe that the litigation is unlikely to succeed on its merits. We are also a party to ordinary routine litigation incidental to our business. We do not believe that the resolution of any of these matters is likely to have a serious negative effect on our financial condition or profitability.

                                   MANAGEMENT

Directors and Executive Officers

  The following table sets forth certain information with respect to our directors and executive officers as of January 31, 2000.

   Name                     Age Position
   ----                     --- ---------------------------------------------------
   John W. Rollins, Sr.....  83 Chairman of the Board
   Henry B. Tippie.........  73 Vice Chairman of the Board
   Denis McGlynn...........  54 President and Chief Executive Officer and Director
   Edward J. Sutor.........  50 Executive Vice President
   Timothy R. Horne........  33 Vice President--Finance and Chief Financial Officer
   Robert M. Comollo.......  52 Treasurer
   Klaus M. Belohoubek.....  40 Vice President--General Counsel and Secretary
   Eugene V. Weaver........  67 Director
   John W. Rollins, Jr.....  57 Director
   R. Randall Rollins......  68 Director
   Patrick J. Bagley.......  52 Director
   Melvin L. Joseph........  78 Director
   Jeffrey W. Rollins......  35 Director
   Christopher R. Pook.....  58 Director

  Set forth below are descriptions of the backgrounds of our directors and executive officers. Except, as otherwise indicated, the directors and executive officers have held the following positions for more than five years.

  John W. Rollins, Sr. has served as a director since 1967 and as Chairman of the Board since 1996. Mr. Rollins is also Chairman of the Board of Rollins Truck Leasing Corp., a company engaged in the business of truck leasing, and a director of Matlack Systems, Inc., a transportation services company. Mr. Rollins also serves on the Board of Directors of Rollins, Inc., a consumer services company engaged in residential and commercial termite and pest control, Safety-Kleen Corp., an industrial waste disposal company, and RPC, Inc., a company engaged in oil and gas field services and boat manufacturing.

  Henry B. Tippie has served as our Vice Chairman of the Board since 1996. Mr. Tippie also serves as the Vice Chairman of the Board of Rollins Truck Leasing Corp. and as a director of Matlack Systems, Inc. He is also the Chief Executive Officer of Tippie Services, Inc., a management services company. Mr. Tippie also serves on the Board of Directors of Rollins, Inc., Safety-Kleen Corp. and RPC, Inc.

  Denis McGlynn has served as our Chief Executive Officer since 1996. He has been an employee since 1972. Since 1979, Mr. McGlynn has been our President and a member of our Board of Directors.

  Edward J. Sutor became our Executive Vice President in March of 1999. From 1983 until 1999, Mr. Sutor served as Senior Vice President of Finance of Caesars World, Inc. in Atlantic City.

  Timothy R. Horne became our Vice President--Finance in November of 1996. From 1988 until 1996, Mr. Horne was employed by KPMG LLP, where he most recently served as an assurance senior manager.

  Robert M. Comollo has served as our Treasurer for 18 years.

  Klaus M. Belohoubek has been our Vice President--General Counsel and Secretary since 1999 and has represented us in various capacities since 1990, most recently as our Assistant General Counsel. Mr. Belohoubek also serves as Vice President--General Counsel and Secretary to Rollins Truck Leasing Corp. and to Matlack Systems, Inc.

  Eugene V. Weaver has served as a member of our Board of Directors since 1971, and has held various financial positions with Dover Downs from 1970 through 1999. Mr. Weaver also serves on the Board of Directors of WSFS Financial Corp., a financial institution.

  John W. Rollins, Jr. has served as a member of our Board of Directors since 1996. Mr. Rollins is also President, Chief Executive Officer and director of Rollins Truck Leasing Corp. and he is the Chairman of the Board of Matlack Systems, Inc. Mr. Rollins also serves on the Board of Directors of Safety-Kleen Corp.

  R. Randall Rollins has served as a member of our Board of Directors since 1996. Mr. Rollins is also the Chairman of the Board and Chief Executive Officer of Rollins, Inc., and also serves as Chairman of the Board and Chief Executive Officer of RPC, Inc. Mr. Rollins also serves on the Board of Directors of SunTrust Banks Inc. and SunTrust Banks of Georgia, both financial institutions.

  Patrick J. Bagley has served as a member of our Board of Directors since 1996. Mr. Bagley is also Vice President--Finance, Treasurer and a director of Rollins Truck Leasing Corp. and Matlack Systems, Inc.

  Melvin L. Joseph has served as a member of our Board of Directors since 1969. Mr. Joseph is also the Vice President and Director of Auto Racing of Dover Downs International Speedway, Inc., one of our subsidiaries. He is also the President of Melvin Joseph Construction Company, a construction company.

  Jeffrey W. Rollins has served as a member of our Board of Directors since 1993. Mr. Rollins has been the Vice President--Development of Brandywine Center Management, LLC, a management company, since 1997. Previously, he was Vice President of the Eastern Region of Rollins Environmental, Inc., now a subsidiary of Safety-Kleen Corp.

  Christopher R. Pook has served as a member of our Board of Directors since 1998. He is also the President and Chief Executive Officer of Grand Prix Association of Long Beach, Inc., our subsidiary.

                              SELLING STOCKHOLDER

  The table below sets forth, with respect to John W. Rollins, Sr., the selling stockholder, certain information with respect to his beneficial ownership of our common stock as of January 31, 2000, assuming the conversion of all shares of Class A common stock owned by Mr. Rollins into shares of common stock, and as adjusted to reflect the sale by Mr. Rollins of the shares of common stock he is offering for sale. The number of shares of common stock owned after the offering by Mr. Rollins set forth in the table below assumes the conversion by Mr. Rollins of all of his shares of Class A Common Stock into common stock. We believe that he has sole voting and investment power of his shares, except as otherwise stated below.

                                                Shares of
                               Shares of         Common         Shares of
                           Common Stock Owned     Stock     Common Stock Owned
                         Prior to the Offering   Offered    After the Offering
                         ---------------------- --------- ----------------------
                                    Percent of                       Percent of
                                    Outstanding                      Outstanding
                           Number     Shares                Number     Shares
                         ---------- -----------           ---------- -----------
John W. Rollins, Sr..... 11,811,960    50.1%     650,000  11,161,960    43.7%

  John W. Rollins, Sr. has been the Chairman of our Board of Directors since 1996, and a director and principal stockholder since 1967. Mr. Rollins is also Chairman of the Board of Rollins Truck Leasing Corp. and a director of Matlack Systems, Inc. He has held these positions for more than 10 years.

  Mr. Rollins will convert his shares of our Class A common stock into shares of our common stock as needed for him to sell his shares of our common stock in this offering. The number of shares owned by Mr. Rollins does not include 107,250 shares of Class A common stock owned by Mr. Rollins' wife, as to which he disclaims any beneficial interest, and does not include 26,000 shares of common stock held by Mr. Rollins' wife as custodian for his minor children, as to which Mr. Rollins disclaims any beneficial interest.

  Of the 650,000 shares of our common stock to be sold in this offering, Mr. Rollins owns 500,000 shares directly and 150,000 shares are owned by a corporation that is 100% owned by Mr. Rollins. These 150,000 shares are the only shares of our capital stock owned by that corporation. Accordingly, it will own no shares of our capital stock after this offering. The 650,000 shares listed in the above table do not include up to 397,500 shares of common stock that Mr. Rollins would own upon conversion of the additional shares of Class A common stock that would be converted to satisfy the option he has granted to the underwriters to cover unfilled customer orders in this offering.

                                  UNDERWRITING

  Subject to the terms and conditions of an underwriting agreement dated March , 2000, the underwriters named below, through the representatives, Raymond
James & Associates, Inc., and J.C. Bradford & Co., have severally agreed to purchase from us the respective number of shares of common stock set forth opposite their names below:

Underwriter                                                     Number of Shares
-----------                                                     ----------------
Raymond James & Associates, Inc................................
J.C. Bradford & Co.............................................
                                                                   ---------
  Total........................................................    2,000,000
                                                                   =========

  The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any significant negative change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent accountants. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

  The selling stockholder in this offering has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 397,500 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover unfilled customer orders, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount set forth in the table above.

  The following table summarizes the underwriting discounts and commissions to be paid by us to the underwriters and the expenses payable by us for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of our common stock.

                                    Without  With
                          Per Share Option  Option
                          --------- ------- ------
Underwriting Discounts
 and Commissions payable
 by us..................    $        $       $
Expenses payable by us..    $        $       $

  We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. The underwriters may allow,
and such dealers may reallow, a concession not in excess of $     per share to
certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  We and our most senior executive officers and directors have agreed that for a period of 90 days after the date of this prospectus, that we and they will not, without the prior written consent of Raymond James & Associates, Inc. and J.C. Bradford & Co., directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, whether now owned or acquired after the date of this prospectus by any such person or with respect to which any such person acquires after the date of this prospectus the power of disposition, or file any registration statement under the Securities Act with respect to any of the foregoing; or

  . enter into any swap or other agreement or any other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

  The foregoing restrictions, however, do not apply to:

  .  the shares of our common stock being offered by us in the offering;

  . any grant of options by us for our common stock under our stock option plans;

  . any shares of our common stock issued by us pursuant to the exercise of stock options currently outstanding or granted under our stock option plans; or

  . transfers of our common stock to charitable organizations and sales of our common stock, in each case constituting not more than 2% of the shares of our common stock owned by our most senior officers and directors.

  Until the offering of the shares of common stock is completed, applicable rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the New York Stock Exchange, or otherwise.

  We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

                         DESCRIPTION OF CAPITAL STOCK

General

  We are authorized to issue 131,000,000 shares of capital stock consisting of 75,000,000 shares of common stock, $.10 par value; 55,000,000 shares of Class A common stock, $.10 par value; and 1,000,000 shares of preferred stock, $.10 par value.

Common Stock

  At January 31, 2000, there were 11,746,391 shares of our common stock outstanding which were held of record by 1,082 stockholders. At January 31, 2000, there were 24,166,210 shares of our Class A common stock outstanding which were held of record by 21 stockholders. No shares of our preferred stock have been issued and we have no shares of treasury stock.

  The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. The holders of our Class A common stock are entitled to 10 votes per share on all matters to be voted upon by our stockholders, except to the extent that voting as a separate class is required by applicable law. Our shares of Class A common stock are convertible at any time into our shares of common stock on a one-for-one basis at the option of the stockholder. Subject to rights of any preferred stockholder, holders of our common stock are entitled to receive on a pro rata basis such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share on a pro rata basis in all assets remaining after payment of our liabilities, subject to prior distribution rights of the shares of our preferred stock, then outstanding. Holders of our common stock have no preemptive or conversion rights or other subscription rights. All outstanding shares of our common stock to be issued upon completion of this offering will be fully paid and nonassessable.

  The transfer agent and registrar for our common stock and our Class A common stock is ChaseMellon Shareholder Services, 450 West 33rd Street, New York, NY 10001. Their telephone number is 212-273-8039.

Preferred Stock

  Our Board of Directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the relative participating, optional and other special rights, preferences and privileges of each series, any or all of which may be superior to and have priority over the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things, restricting dividends on our common stock, diminishing the voting power of our common stock, impairing the liquidation rights of our common stock and delaying or preventing a change in control of Dover Downs without further action by our stockholders. As of the date of this prospectus, no shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Other Provisions of our Certificate of Incorporation

  We are subject to certain anti-takeover provisions under Delaware law which are designed to regulate and govern unsolicited attempts to acquire control of our stock, and our Board of Directors and including the "affiliated transactions" and "control-share acquisition" provisions of the Delaware General Corporation Law. In addition to the provisions of Delaware law, our Certificate of Incorporation generally requires, that transactions between us and an individual or entity that beneficially owns 20% or more of our outstanding capital stock must be approved by the holders of at least 75% of our outstanding capital stock. In addition, certain provisions of our Certificate of Incorporation and our By-Laws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including attempts that could result in payment in a premium over the market price for the shares held by our stockholders.

  Restrictions on Transferability of our Shares. Under Delaware law, a change of ownership of a licensed lottery agent automatically terminates the agent's license 90 days after the change of ownership occurs, unless the Director of the Delaware State Lottery Office issues a new license to the new owners. A change of ownership could occur if any new individual or entity acquires 10% or more of the licensed agent or if more than 20% of the legal or beneficial interests in the licensed agent is transferred. The Delaware State Lottery Commission may require extensive background investigations of any new owner acquiring a 10% or greater voting interest in a licensed agent, including criminal background checks.

  Our By-Laws require that (a) any holders of our stock found to be disqualified or unsuitable, or not possessing the qualifications required by the appropriate gaming authority, must dispose of their stock and (b) holders of our capital stock intending to acquire more than 10% of our outstanding stock must first obtain prior written approval from the Delaware State Lottery Office. These provisions of Delaware law which would apply to a change in ownership of our capital stock and the provisions contained in our By-Laws could severely limit the transferability of our capital stock and could negatively impact the price of and demand for our common stock.

  Class A Common Stock Transfer Restrictions. Our By-Laws restrict the sale, transfer or disposition of Class A common stock stockholders and members of their families. This restriction may be amended only by stockholders owning 75% or more of the outstanding shares of Class A common stock. All Class A common stock stockholders retain the ability to convert Class A common stock to common stock. Our common stock is not subject to this transfer restriction.

  Classified Board of Directors. Our Certificate of Incorporation provides that our Board of Directors must be divided into three classes of directors serving staggered three-year terms. Our Certificate of Incorporation also provides that our directors may only be removed for cause and only at a meeting of our stockholders called for that purpose by the affirmative vote of the holders of 75% or more of our stock entitled to vote at an election of directors. These provisions, when coupled with the provision of the Certificate of Incorporation which provides that only our Board of Directors can increase the size of our Board of Directors, are designed to prevent a stockholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

  Authorized But Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional equity capital, corporate acquisitions and to provide stock for issuance under employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock may enable the board of directors to issue shares to persons with plans and strategies for us aligned with or similar to those of current management which could make more difficult or deter an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

  Stockholder Meetings. Our Certificate of Incorporation provides that special meetings of our stockholders can only be called by the Chairman of our Board of Directors, Vice Chairman of our Board of Directors, the President or the Chairman of the Executive Committee of our Board of Directors. This provision may prevent our stockholders from authorizing a change in our Board of Directors. This provision of our Certificate of Incorporation can only be amended by the affirmative vote of the holders of 75% of our outstanding capital stock.

Stockholder Rights Plan (Poison Pill).

  We adopted a stockholder rights plan in 1996 and amended the plan in 1998. The rights are attached to and trade in tandem with our common stock. The rights, unless earlier redeemed by our Board of Directors, will detach and trade separately from our common stock upon the occurrence of certain events such as the unsolicited acquisition by a third party of beneficial ownership of 10% or more of our outstanding combined common stock and Class A common stock or the announcement by a third party of the intent to commence a tender or exchange offer for 10% or more of our outstanding combined common stock and Class A common stock. After the rights have detached, the holders of such rights would generally have the ability to purchase such number of either shares of our common stock or stock of an acquiror of our company having a market value equal to twice the exercise price of the right being exercised, thereby causing substantial dilution to a person or group of persons attempting to acquire control of our company. The rights may serve as a significant deterrent to unsolicited attempts to acquire control of us, including transactions involving a premium to the market price of our stock. The rights expire on June 13, 2006, unless earlier redeemed.

                                 LEGAL MATTERS

  The validity of the shares of common stock to be issued by us in this offering and certain additional legal matters relating to this offering will be passed upon for us by Greenberg Traurig, LLP (New York, New York). The validity of the shares of common stock to be sold by the selling stockholder and certain additional matters relating to this offering will be passed upon by Klaus M. Belohoubek, Esq., our Vice President-General Counsel. Certain legal matters relating to this offering will be passed upon for the underwriters by Akerman, Senterfitt & Eidson, P.A. (Ft. Lauderdale, Florida). Mr. Belohoubek owns beneficially 4,500 shares of our common stock and owns directly options to purchase 25,500 shares of that stock.

                                    EXPERTS

  The consolidated financial statements of Dover Downs Entertainment, Inc. as of June 30, 1998 and 1999, and for each of the years in the three-year period ended June 30, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to these documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock.

  .  Our Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

  . Our Quarterly Reports on Form 10-Q for the periods ended September 30, 1999 and December 31, 1999;

  .  Our Current Report on Form 8-K, filed on August 2, 1999;

  . Our definitive proxy statement on Schedule 14A, filed on September 24, 1999; and

  . The description of our common stock and the description of common stock purchase rights with respect to our common stock contained in our Registration Statements on Form 8-A filed on September 19, 1996 pursuant to Section 12 of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

  You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: 1131 North DuPont Highway, Dover, Delaware 19901, Attention: Timothy R. Horne, Vice President--Finance,
Telephone: (302) 857-3292.

  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page(s)
                                                                      ---------
UNAUDITED FINANCIAL STATEMENTS:
  Consolidated Statement of Earnings for the three months and six
   months ended December 31, 1998 and December 31, 1999..............       F-2


  Consolidated Balance Sheet as of June 30, 1999 and December 31,
   1999..............................................................       F-3


  Consolidated Statement of Cash Flows for the six months ended
   December 31, 1998 and December 31, 1999...........................       F-4


  Notes to the Consolidated Financial Statements.....................   F-5-F-6

AUDITED FINANCIAL STATEMENTS:
  Independent Auditors' Report on Consolidated Financial Statements..       F-7


  Consolidated Statement of Earnings for the years ended June 30,
   1997, 1998 and 1999...............................................       F-8


  Consolidated Balance Sheet as of June 30, 1998 and 1999............       F-9


  Consolidated Statement of Cash Flows for the years ended June 30,
   1997, 1998 and 1999...............................................      F-10


  Notes to the Consolidated Financial Statements..................... F-11-F-19

                        DOVER DOWNS ENTERTAINMENT, INC.

                       CONSOLIDATED STATEMENT OF EARNINGS

                                  (Unaudited)

                                Three Months Ended        Six Months Ended
                                   December 31,             December 31,
                              ----------------------- ------------------------
                                 1998        1999        1998         1999
                              ----------- ----------- ----------- ------------
Revenues:
  Motorsports................ $ 6,670,000 $ 5,042,000 $27,825,000 $ 33,652,000
  Gaming.....................  30,981,000  39,501,000  64,480,000   82,192,000
                              ----------- ----------- ----------- ------------
                               37,651,000  44,543,000  92,305,000  115,844,000
                              ----------- ----------- ----------- ------------
Expenses:
  Operating..................  28,631,000  34,824,000  63,969,000   81,192,000
  Depreciation and
   amortization..............   1,832,000   1,973,000   3,628,000    3,938,000
  General and
   administrative............   2,537,000   2,906,000   5,591,000    6,229,000
                              ----------- ----------- ----------- ------------
                               33,000,000  39,703,000  73,188,000   91,359,000
                              ----------- ----------- ----------- ------------
Operating earnings...........   4,651,000   4,840,000  19,117,000   24,485,000
Interest expense, net........     355,000     418,000     744,000      844,000
                              ----------- ----------- ----------- ------------
Earnings before income
 taxes.......................   4,296,000   4,422,000  18,373,000   23,641,000
Income taxes.................   1,783,000   1,895,000   7,582,000    9,870,000
                              ----------- ----------- ----------- ------------
Net earnings................. $ 2,513,000 $ 2,527,000 $10,791,000 $ 13,771,000
                              =========== =========== =========== ============
Earnings per common share
  --Basic.................... $       .07 $       .07 $       .30 $        .38
                              =========== =========== =========== ============
  --Diluted.................. $       .07 $       .07 $       .30 $        .38
                              =========== =========== =========== ============
Average shares outstanding
  --Basic....................  35,553,000  35,902,000  35,544,000   35,852,000
  --Diluted..................  36,510,000  36,730,000  36,564,000   36,713,000
Dividends paid per common
 share....................... $      .045 $      .045 $      .085 $        .09


   The Notes to the Consolidated Financial Statements are an integral part of these statements.

                        DOVER DOWNS ENTERTAINMENT, INC.

                           CONSOLIDATED BALANCE SHEET


                                                June 30, 1999 December 31, 1999
                                                ------------- -----------------
                                                  (audited)      (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.................... $ 10,847,000    $  4,100,000
  Accounts receivable..........................    6,706,000       7,267,000
  Due from State of Delaware...................    2,932,000       6,841,000
  Inventories..................................      581,000         492,000
  Prepaid income taxes.........................           --       1,397,000
  Prepaid expenses and other...................    4,456,000       3,710,000
  Deferred income taxes........................      327,000         327,000
                                                ------------    ------------
    Total current assets.......................   25,849,000      24,134,000
Property, plant and equipment, net.............  173,913,000     199,794,000
Other assets, net..............................    1,453,000       1,401,000
Goodwill, net..................................   53,997,000      53,398,000
                                                ------------    ------------
    Total assets............................... $255,212,000    $278,727,000
                                                ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................. $  4,629,000    $  3,796,000
  Purses due horsemen..........................    3,147,000       7,776,000
  Accrued liabilities..........................    9,407,000       7,650,000
  Income taxes payable.........................    2,726,000              --
  Current portion of long-term debt............      235,000         335,000
  Deferred revenue.............................   15,906,000      11,859,000
                                                ------------    ------------
    Total current liabilities..................   36,050,000      31,416,000
Long-term debt.................................   36,725,000      53,625,000
Other liabilities..............................      172,000         174,000
Deferred income taxes..........................    9,607,000      10,106,000
Shareholders' Equity:
  Preferred stock, $.10 par value; 1,000,000
   shares authorized; issued and outstanding:
   none
  Common stock, $.10 par value; 75,000,000
   shares authorized; issued and outstanding:
   June--11,403,684; December--11,735,348 .....    1,140,000       1,173,000
  Class A common stock, $.10 par value;
   55,000,000 shares authorized; issued and
   outstanding: June--24,262,510; December--
   24,166,210..................................    2,426,000       2,417,000
  Additional paid-in capital...................   99,683,000      99,865,000
  Retained earnings............................   69,409,000      79,951,000
                                                ------------    ------------
    Total shareholders' equity.................  172,658,000     183,406,000
                                                ------------    ------------
    Total liabilities and shareholders'
     equity.................................... $255,212,000    $278,727,000
                                                ============    ============

   The Notes to the Consolidated Financial Statements are an integral part of these statements.

                        DOVER DOWNS ENTERTAINMENT, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (Unaudited)

                                                       Six Months Ended
                                                         December 31,
                                                   --------------------------
                                                       1998          1999
                                                   ------------  ------------
Cash flows from operating activities:
Net earnings...................................... $ 10,791,000  $ 13,771,000
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Depreciation and amortization...................    3,628,000     3,938,000
  (Increase) decrease in assets:
    Accounts receivable...........................      777,000      (561,000)
    Due from State of Delaware....................   (4,149,000)   (3,909,000)
    Inventories...................................      124,000        89,000
    Prepaid expenses and other....................      658,000       746,000
  Increase (decrease) in liabilities:
    Accounts payable..............................   (2,895,000)     (833,000)
    Purses due horsemen...........................    3,044,000     4,629,000
    Accrued liabilities...........................   (3,174,000)   (1,757,000)
    Current and deferred income taxes.............   (5,292,000)   (3,624,000)
    Deferred revenue..............................   (3,358,000)   (4,047,000)
                                                   ------------  ------------
      Net cash provided by operating activities...      154,000     8,442,000
                                                   ------------  ------------
Cash flows from investing activities:
Capital expenditures..............................  (14,034,000)  (29,033,000)
Other.............................................           --      (125,000)
Cash acquired in business acquisition.............    1,490,000            --
                                                   ------------  ------------
      Net cash used in investing activities.......  (12,544,000)  (29,158,000)
                                                   ------------  ------------
Cash flows from financing activities:
Dividends paid....................................   (3,013,000)   (3,229,000)
Borrowings on revolving debt, net.................    6,000,000    17,000,000
Repayment of long-term debt.......................   (1,081,000)           --
Loan repayments...................................      165,000            --
Proceeds of stock options exercised and other.....       11,000       198,000
                                                   ------------  ------------
      Net cash provided by financing activities...    2,082,000    13,969,000
                                                   ------------  ------------
Net decrease in cash and cash equivalents.........  (10,308,000)   (6,747,000)
Cash and cash equivalents, beginning of period....   18,694,000    10,847,000
                                                   ------------  ------------
Cash and cash equivalents, end of period.......... $  8,386,000  $  4,100,000
                                                   ============  ============
Supplemental information:
  Interest paid................................... $     24,000  $    409,000
  Income taxes paid............................... $ 13,818,000  $ 13,494,000
Non-cash investing activities:
  Stock issued for business acquisition........... $ 80,241,000            --

   The Notes to the Consolidated Financial Statements are an integral part of these statements.

                        DOVER DOWNS ENTERTAINMENT, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

Basis of Presentation

  The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles, but do not include all of the information and footnotes required for complete financial statements. The statements should be read in conjunction with the consolidated financial statements and notes thereto included in the latest annual report on Form 10-K for Dover Downs Entertainment, Inc. and its wholly owned subsidiaries. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of results of operations, financial position and cash flows have been included. Operating results for the three months and six months ended December 31, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2000.

Revenue Recognition

  For the video lottery operations, the difference between the amount wagered by bettors and the amount paid out to bettors is referred to as the win. The win is included in the amount recorded in the Company's financial statements as gaming revenue. The Delaware State Lottery Office sweeps the winnings from the video lottery operations, collects the State's share of the winnings and the amount due to the vendors under contract with the State who provide the video lottery machines and associated computer systems, collects the amount allocable to purses for harness horse racing and remits the remainder to the Company as its commission for acting as a Licensed Agent. Operating expenses include the amounts collected by the State (i) for the State's share of the winnings, (ii) for remittance to the providers of the video lottery machines and associated computer systems, and (iii) for harness horse racing purses.

Earnings Per Share

  Pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," the number of weighted average shares used in computing basic and diluted earnings per share (EPS) are as follows:

                                      Three Months Ended     Six Months Ended
                                         December 31,          December 31,
                                     --------------------- ---------------------
                                        1998       1999       1998       1999
                                     ---------- ---------- ---------- ----------
Basic EPS........................... 35,553,000 35,902,000 35,544,000 35,852,000
Effect of Options...................    957,000    828,000  1,020,000    861,000
                                     ---------- ---------- ---------- ----------
Diluted EPS......................... 36,510,000 36,730,000 36,564,000 36,713,000
                                     ========== ========== ========== ==========

No adjustments to net income available to common shareholders were required during the periods presented.

                        DOVER DOWNS ENTERTAINMENT, INC.

                                  (Unaudited)


Business Segment Information

  The Company has two reportable segments, motorsports and gaming. The business is operated and defined based on the products and services provided by these segments. Certain operations within the motorsports segment have been aggregated for purposes of the following disclosures:

                               Three Months Ended          Six Months Ended
                                  December 31,               December 31,
                             ------------------------  ------------------------
                                1998         1999         1998         1999
                             -----------  -----------  ----------- ------------
Revenues:
  Motorsports............... $ 6,670,000  $ 5,042,000  $27,825,000 $ 33,652,000
  Gaming....................  30,981,000   39,501,000   64,480,000   82,192,000
                             -----------  -----------  ----------- ------------
    Consolidated Revenues... $37,651,000  $44,543,000  $92,305,000 $115,844,000
                             ===========  ===========  =========== ============
Operating Earnings (Loss):
  Motorsports............... $(1,950,000) $(3,478,000) $ 5,278,000 $  6,861,000
  Gaming....................   6,601,000    8,318,000   13,839,000   17,624,000
                             -----------  -----------  ----------- ------------
    Consolidated Operating
     Earnings............... $ 4,651,000  $ 4,840,000  $19,117,000 $ 24,485,000
                             ===========  ===========  =========== ============

                                                 June 30, 1999 December 31, 1999
                                                 ------------- -----------------
Identifiable Assets:
  Motorsports................................... $209,540,000    $227,184,000
  Gaming........................................   45,672,000      51,543,000
                                                 ------------    ------------
    Consolidated Assets......................... $255,212,000    $278,727,000
                                                 ============    ============

Independent Auditors' Report

The Shareholders and Board of Directors,
Dover Downs Entertainment, Inc.:

  We have audited the accompanying consolidated balance sheets of Dover Downs Entertainment, Inc. and subsidiaries as of June 30, 1998 and 1999, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dover Downs Entertainment, Inc. and subsidiaries as of June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Philadelphia, Pennsylvania
July 23, 1999

                       CONSOLIDATED STATEMENT OF EARNINGS

                                                Year ended June 30,
                                       ----------------------------------------
                                           1997          1998          1999
                                       ------------  ------------  ------------
Revenues:
  Motorsports......................... $ 20,516,000  $ 25,874,000  $ 68,683,000
  Gaming..............................   81,162,000   115,071,000   139,249,000
                                       ------------  ------------  ------------
                                        101,678,000   140,945,000   207,932,000
                                       ------------  ------------  ------------
Expenses:
  Operating...........................   68,559,000    96,875,000   142,498,000
  Depreciation and amortization.......    2,084,000     2,707,000     7,098,000
  General and administrative..........    3,065,000     4,410,000    11,213,000
                                       ------------  ------------  ------------
                                         73,708,000   103,992,000   160,809,000
                                       ------------  ------------  ------------
Operating earnings....................   27,970,000    36,953,000    47,123,000
Interest expense (income).............     (269,000)     (702,000)    1,352,000
                                       ------------  ------------  ------------
Earnings before income taxes..........   28,239,000    37,655,000    45,771,000
Income taxes..........................   11,767,000    15,742,000    18,880,000
                                       ------------  ------------  ------------
Net earnings.......................... $ 16,472,000  $ 21,913,000  $ 26,891,000
                                       ============  ============  ============
Earnings per common share:
  Basic............................... $        .55  $        .72  $        .76
                                       ============  ============  ============
  Diluted............................. $        .54  $        .70  $        .74
                                       ============  ============  ============
Average shares outstanding:
  Basic...............................   29,712,000    30,492,000    35,566,000
  Diluted.............................   30,550,000    31,206,000    36,585,000


   The Notes to the Consolidated Financial Statements are an integral part of these statements.

                           CONSOLIDATED BALANCE SHEET

                                                              June 30,
                                                      -------------------------
                                                         1998          1999
                                                      -----------  ------------
ASSETS
Current assets:
  Cash and cash equivalents.........................  $18,694,000  $ 10,847,000
  Accounts receivable...............................    2,818,000     6,706,000
  Due from State of Delaware........................    2,099,000     2,932,000
  Inventories.......................................      310,000       581,000
  Prepaid expenses and other........................    2,319,000     4,456,000
  Deferred income taxes.............................      328,000       327,000
                                                      -----------  ------------
    Total current assets............................   26,568,000    25,849,000
Property, plant and equipment, at cost:
  Land..............................................   10,563,000    29,519,000
  Casino facility...................................   11,548,000    22,921,000
  Racing facilities.................................   44,877,000   113,202,000
  Furniture, fixtures and equipment.................    6,444,000    24,390,000
  Construction in progress..........................      799,000     7,902,000
                                                      -----------  ------------
                                                       74,231,000   197,934,000
    Less accumulated depreciation...................  (18,456,000)  (24,021,000)
                                                      -----------  ------------
                                                       55,775,000   173,913,000
                                                      -----------  ------------
Other assets, net...................................   10,540,000     1,453,000
Goodwill, net.......................................    2,894,000    53,997,000
                                                      -----------  ------------
    Total assets....................................  $95,777,000  $255,212,000
                                                      ===========  ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $ 2,343,000  $  4,629,000
  Purses due horsemen...............................    1,885,000     3,147,000
  Accrued liabilities...............................    5,006,000     9,407,000
  Income taxes payable..............................    3,951,000     2,726,000
  Current portion of long-term debt.................       19,000       235,000
  Deferred revenue..................................    9,755,000    15,906,000
                                                      -----------  ------------
    Total current liabilities.......................   22,959,000    36,050,000
Long-term debt......................................      741,000    36,725,000
Other liabilities...................................           --       172,000
Deferred income taxes...............................      712,000     9,607,000
Commitments (see Notes to the Consolidated Financial
 Statements)
Shareholders' equity:
  Preferred stock, $.10 par value; 1,000,000 shares
   authorized; issued and outstanding: none
  Common stock, $.10 par value; 75,000,000 shares
   authorized; issued and outstanding: 1998-
   5,997,900; 1999-11,403,684 ......................      300,000     1,140,000
  Class A common stock, $.10 par value; 55,000,000
   shares authorized; issued and outstanding: 1998-
   24,498,760 shares; 1999-24,262,510 shares; ......    1,225,000     2,426,000
  Additional paid-in capital........................   21,109,000    99,683,000
  Retained earnings.................................   48,731,000    69,409,000
                                                      -----------  ------------
    Total shareholders' equity......................   71,365,000   172,658,000
                                                      -----------  ------------
    Total liabilities and shareholders' equity......  $95,777,000  $255,212,000
                                                      ===========  ============

   The Notes to the Consolidated Financial Statements are an integral part of these statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                  Year ended June 30,
                                          -------------------------------------
                                             1997         1998         1999
                                          -----------  -----------  -----------
Cash flows from operating activities:
 Net earnings...........................  $16,472,000  $21,913,000  $26,891,000
 Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
 Depreciation and amortization..........    2,084,000    2,707,000    7,098,000
 Loss on disposition of property........           --        3,000           --
 (Increase) decrease in assets, net of
  effect of acquisition:
   Accounts receivable..................     (392,000)  (1,180,000)  (1,645,000)
   Due from State of Delaware...........   (1,082,000)    (116,000)    (833,000)
   Inventories..........................      (46,000)      92,000      (22,000)
   Prepaid expenses and other...........     (242,000)  (1,539,000)  (2,044,000)
   Other assets.........................           --           --     (155,000)
 Increase (decrease) in liabilities, net
  of effect of acquisition:
   Accounts payable.....................      671,000      335,000     (450,000)
   Purses due horsemen..................      (49,000)     498,000    1,262,000
   Accrued liabilities..................      (88,000)   2,719,000      464,000
   Current and deferred income taxes....     (267,000)   1,346,000    1,387,000
   Deferred revenue.....................    1,539,000    2,213,000    2,855,000
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................   18,600,000   28,991,000   34,808,000
                                          -----------  -----------  -----------
Cash flows from investing activities:
 Investment in Grand Prix Association of
  Long Beach............................           --  (10,540,000)          --
 Acquisition of business, net of cash
  acquired..............................           --   (2,889,000)          --
 Capital expenditures...................  (16,841,000)  (7,504,000) (50,707,000)
 Cash acquired in business acquisition..           --           --    1,490,000
                                          -----------  -----------  -----------
  Net cash used in investing
   activities...........................  (16,841,000) (20,933,000) (49,217,000)
                                          -----------  -----------  -----------
Cash flows from financing activities:
 Borrowings (repayments) on revolving
  debt..................................   (3,500,000)          --   13,161,000
 Repayment of long-term debt............       (9,000)     (19,000)    (760,000)
 Loan repayments........................           --           --      207,000
 Net proceeds from initial public
  offering..............................   16,360,000           --           --
 Dividends paid.........................   (2,429,000)  (4,878,000)  (6,213,000)
 Proceeds from stock options exercised,
  including related tax benefit.........      182,000       30,000      167,000
                                          -----------  -----------  -----------
  Net cash provided by (used in)
   financing activities.................   10,604,000   (4,867,000)   6,562,000
                                          -----------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents............................   12,363,000    3,191,000   (7,847,000)
Cash and cash equivalents, beginning of
 year...................................    3,140,000   15,503,000   18,694,000
                                          -----------  -----------  -----------
Cash and cash equivalents, end of year..  $15,503,000  $18,694,000  $10,847,000
                                          ===========  ===========  ===========
Supplemental information:
 Interest paid..........................  $   168,000  $    61,000  $ 2,474,000
                                          -----------  -----------  -----------
 Income taxes paid......................  $12,034,000  $14,395,000  $18,231,000
                                          -----------  -----------  -----------
Non-cash investing and financing
 activities:
 Land acquired..........................  $        --  $        --  $ 4,707,000
 Cash paid..............................           --           --   (3,054,000)
                                          -----------  -----------  -----------
 Land traded............................  $        --  $        --  $ 1,653,000
                                          ===========  ===========  ===========
 Stock issued in connection with
  acquisition...........................  $        --  $        --  $80,241,000
                                          ===========  ===========  ===========

   The Notes to the Consolidated Financial Statements are an integral part of these statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--Business Operations

  Dover Downs Entertainment, Inc. (Dover Downs or the Company) is a leading promoter of motorsports events in the United States. The Company operates five motorsports tracks (four permanent facilities and one temporary circuit) in four states, promoting 15 major events annually in the four premier sanctioning bodies in motorsports--the National Association for Stock Car Auto Racing (NASCAR), Championship Auto Racing Teams (CART), the Indy Racing League (IRL) and the National Hot Rod Association (NHRA).

  Dover Downs also owns and operates the Dover Downs Raceway harness racing track and a 65,000 square foot video lottery (slot) casino at a multi-purpose gaming and entertainment complex in Dover, Delaware. The facility is located in close proximity to the major metropolitan areas of Philadelphia, Baltimore and Washington, D.C.

  Dover Downs, Inc. is authorized to conduct video lottery operations as a "Licensed Agent" under the Delaware State Lottery Code. Pursuant to Delaware's Horse Racing Redevelopment Act, enacted in 1994, the Delaware State Lottery Office administers and controls the operation of the video lottery.

  The Company's license from the Delaware Harness Racing Commission must be renewed on an annual basis. In order to maintain its license to conduct video lottery operations, the Company is required to maintain its harness horse racing license.

  Due to the nature of the Company's business activities, it is subject to various federal, state and local regulations.

NOTE 2--Acquisition

  On July 1, 1998, the Company completed its acquisition of Grand Prix Association of Long Beach (Grand Prix) through the merger of a wholly owned subsidiary of the Company with and into Grand Prix with Grand Prix surviving as a wholly owned subsidiary of the Company. Grand Prix developed and operates the Grand Prix of Long Beach, an annual temporary circuit event which has been run in the streets of Long Beach, California for 25 years, and owns permanent motorsports facilities in Madison, Illinois (near St. Louis, Missouri) and in Millington, Tennessee (near Memphis, Tennessee). The purchase price was comprised of the conversion of the outstanding Grand Prix common stock into 2,518,229 shares (5,036,458 shares after the stock split) of the Company's stock and assumption by the Company of the outstanding stock options of Grand Prix. On March 27, 1998, the Company acquired 680,000 shares of Grand Prix common stock at $15.50 per share in cash pursuant to two separate stock purchase agreements, at which time the Company owned approximately 14.6% of the outstanding Grand Prix common stock. The cost of these purchases was recorded as a long-term investment at June 30, 1998. The acquisition qualified as a tax free exchange and was accounted for using the purchase method of accounting for business combinations. The excess of the purchase price over fair market value of the underlying assets of $52,551,000 is being amortized on a straight-line basis over 40 years.

  The following summarized unaudited pro-forma statement of earnings information gives effect to the Grand Prix transaction as though it had occurred on July 1, 1997, after giving effect to certain adjustments, primarily the amortization of goodwill and additional depreciation expense. The pro-forma financial information, which is for informational purposes only, is based upon certain assumptions and estimates and does not necessarily reflect the results that would have occurred had the transaction taken place at the beginning of the period presented, nor are they necessarily indicative of future consolidated results.

                                    For the year ended
                                      June 30, 1998
                                    ------------------
             Revenues..............    $170,972,000
             Net earnings..........    $ 19,974,000
             Earnings per diluted
              share................    $        .55

NOTE 3--Summary of Significant Accounting Policies

  Consolidation-The consolidated financial statements include the accounts of all subsidiaries. Intercompany transactions and balances among these subsidiaries have been eliminated.

  Revenue and expense recognition-Tickets to motorsports races are sold and certain expenses are incurred in advance of the race date. Such advance sales and corresponding expenses are recorded as deferred revenue and prepaid expenses, respectively, until the race is held. Gaming revenues represent the net win from video lottery (slot) machine wins and losses, commissions from pari-mutuel wagering and other miscellaneous gaming-related income. Payments to the State of Delaware pursuant to the lottery legislation are reported in operating expenses.

  For the video lottery operations, the difference between the amount wagered by bettors and the amount paid out to bettors is referred to as the win. The win is included in the amount recorded in the Company's financial statements as gaming revenue. The Delaware State Lottery Office sweeps the winnings from the video lottery operations, collects the State's share of the winnings and the amount due to the vendors under contract with the State who provide the video lottery machines and associated computer systems, collects the amount allocable to purses for harness horse racing, and remits the remainder to the Company as its commission for acting as a Licensed Agent. Operating expenses include the amounts collected by the State for (i) the State's share of the winnings, (ii) remittance to the providers of the video lottery machines and associated computer systems, and (iii) harness horse racing purses.

  Advertising costs-The costs of advertising, promotion and marketing programs are charged to operations as incurred.

  Earnings per share-The number of weighted average shares used in computing basic and diluted earnings per share (EPS) are as follows:

                           1997       1998       1999
                        ---------- ---------- ----------
       Basic EPS....... 29,712,000 30,492,000 35,566,000
       Effect of
        options........    838,000    714,000  1,019,000
                        ---------- ---------- ----------
       Diluted EPS..... 30,550,000 31,206,000 36,585,000
                        ========== ========== ==========

  Cash and cash equivalents-The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less.

  Inventories-Inventories, primarily food, beverage and novelty items, are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) basis.

  Property, plant and equipment-Property, plant and equipment is stated at cost. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Racing and casino
 facilities               10--40 years
Furniture, fixtures and
 equipment                 5--10 years

  Interest is capitalized in connection with the construction of major facilities. The capitalized interest is amortized over the estimated useful life of the asset to which it relates. In 1999, $682,000 of interest cost was capitalized. No interest was capitalized in 1997 or 1998.

  Goodwill-Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is being amortized using the straight-line method over a period of 40 years.

  Income taxes-Deferred income taxes are provided in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" on all differences between the tax bases of assets and liabilities and their reported amounts in the financial statements based upon enacted statutory tax rates in effect at the balance sheet date.

  Use of estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair value of financial instruments-The carrying amount reported in the balance sheet for current assets and current liabilities approximates their fair value because of the short maturity of these instruments. The carrying value of long-term debt at June 30, 1999 approximates its fair value based on interest rates available on similar borrowings.

  Accounting for stock options-The Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", on July 1, 1996. SFAS No. 123 defines a fair-value based method of accounting for stock-based compensation plans, however, it allows the continued use of the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to continue to use the intrinsic value method.

  Recent accounting pronouncements-The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flows.

NOTE 4--Indebtedness

  Long-term debt is as follows:

                                                                June 30,
                                                          ---------------------
                                                            1998       1999
                                                          --------  -----------
Note payable to bank..................................... $     --  $15,500,000
SWIDA loan for Gateway redevelopment.....................       --   21,460,000
Note payable.............................................  760,000           --
                                                          --------  -----------
                                                           760,000   36,960,000
Less: current portion....................................  (19,000)    (235,000)
                                                          --------  -----------
                                                          $741,000  $36,725,000
                                                          ========  ===========

  On March 31, 1999, the Company entered into a $50,000,000 long-term, unsecured, revolving credit agreement with certain financial institutions. Interest is based, at the Company's option, upon (i) LIBOR plus .75% or (ii) the base rate (the greater of the prime rate or the federal funds rate plus
 .5%) minus 1%. The agreement, which expires in March 2002, is for seasonal funding needs, capital improvements and other general corporate purposes. The agreement contains certain restrictive covenants and requires the Company to maintain certain financial ratios. At June 30, 1999, $15,500,000 was outstanding under this line of credit at a weighted average interest rate of 6.05%.

  A subsidiary of the Company entered into an agreement (the "SWIDA loan") with Southwestern Illinois Development Authority ("SWIDA") to receive the proceeds from the "Taxable Sports Facility Revenue Bonds, Series 1996 (Gateway International Motorsports Corporation Project)", a Municipal Bond Offering, in the aggregate principal amount of $21,500,000. The offering of the bonds closed on June 21, 1996. The repayment terms and debt service reserve requirements of the bonds issued in the Municipal Bond Offering correspond to the terms of the SWIDA loan. SWIDA loaned all of the proceeds from the Municipal Bond Offering to the Company's subsidiary for the purpose of the redevelopment, construction and expansion of Gateway International Raceway, and the proceeds of the SWIDA loan were irrevocably committed to complete construction of Gateway International Raceway, to fund interest, to create a debt service reserve fund and to pay for the cost of issuance of the bonds. The Company has established certain restricted cash funds to meet debt service as required by the SWIDA loan, which are held by the trustee (BNY Trust Company of Missouri). At June 30, 1999, $548,000 of the Company's cash balance is restricted by the SWIDA loan. A standby letter of credit for $2,502,000 also was obtained to secure debt service. The SWIDA loan is secured by a first mortgage lien on all the real property owned and a security interest in all property leased by the Company's subsidiary at Gateway International Raceway. The SWIDA loan bears interest at varying rates ranging from 8.35% to 9.25% with an effective rate of approximately 9.1%. The structure of the bonds permits amortization from February 1997 through February 2017 with debt service beginning in 2000 following interest only payments from February 1997 through August 1999. In addition, a portion of the property taxes to be paid by the Company (if any) to the City of Madison Tax Incremental Fund have been pledged to the annual retirement of debt.

  The scheduled maturities of long-term debt outstanding at June 30, 1999 are as follows: 2000-$235,000; 2001-$685,000; 2002-$16,135,000; 2003-$685,000;
2004-$745,000; and thereafter-$18,475,000.

NOTE 5--Income Taxes

  The current and deferred income tax provisions (benefit) are as follows:

                                                   Years ended June 30,
                                            ------------------------------------
                                               1997        1998         1999
                                            ----------- -----------  -----------
Current:
  Federal.................................. $ 9,207,000 $12,544,000  $13,277,000
  State....................................   2,498,000   3,296,000    3,929,000
                                            ----------- -----------  -----------
                                             11,705,000  15,840,000   17,206,000
Deferred:
  Federal..................................      49,000     (78,000)   1,599,000
  State....................................      13,000     (20,000)      75,000
                                            ----------- -----------  -----------
                                                 62,000     (98,000)   1,674,000
                                            ----------- -----------  -----------
Total income taxes......................... $11,767,000 $15,742,000  $18,880,000
                                            =========== ===========  ===========

  Deferred income taxes relate to the temporary differences between financial accounting income and taxable income and are primarily attributable to differences between the book and tax basis of property, plant and equipment and net operating loss carryforwards. The Company believes that it is more likely than not that the deferred tax assets will be realized based upon reversals of existing taxable temporary differences and future income.

  A reconciliation of the effective income tax rate with the applicable statutory federal income tax rate is as follows:

                                                         Years ended June 30,
                                                         ----------------------
                                                          1997    1998    1999
                                                         ------  ------  ------
Federal tax at statutory rate...........................   35.0%   35.0%   35.0%
State taxes, net of federal benefit.....................    5.7%    5.7%    5.7%
Other...................................................    1.0%    1.1%     .5%
                                                         ------  ------  ------
  Effective income tax rate.............................   41.7%   41.8%   41.2%
                                                         ======  ======  ======

NOTE 6--Pension Plan

  Benefits provided by the Dover Downs Entertainment, Inc. Pension Plan are based on years of service and employees' remuneration over their employment with the Company. Pension costs are funded in accordance with the provisions of the Internal Revenue Code.

  The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet:

                                                                 June 30,
                                                            -------------------
                                                              1998      1999
                                                            --------  ---------
Change in benefit obligation:
Benefit obligation at beginning of year.................... $531,000  $ 925,000
Service cost...............................................  132,000    306,000
Interest cost..............................................   53,000     79,000
Amendments.................................................       --    122,000
Actuarial loss.............................................  211,000     26,000
Benefits paid..............................................   (2,000)   (33,000)
                                                            --------  ---------
Benefit obligation at end of year..........................  925,000  1,425,000
Change in plan assets:
Fair value of plan assets at beginning of year.............  464,000    688,000
Actual return on plan assets...............................  104,000    273,000
Employer contribution......................................  122,000    386,000
Benefits paid..............................................   (2,000)   (33,000)
                                                            --------  ---------
Fair value of plan assets at end of year...................  688,000  1,314,000
Funded status.............................................. (237,000)  (111,000)
Unrecognized net loss/(gain)...............................  111,000    (74,000)
Unrecognized prior service cost............................  173,000    277,000
                                                            --------  ---------
Prepaid pension cost....................................... $ 47,000  $  92,000
                                                            ========  =========

  At June 30, 1999, the assets of the plan were invested 68% in equity funds, 24% in intermediate bond funds and the balance in other short-term interest-bearing accounts. The discount rate in 1998 and 1999 was 7.5% and 8.0%, respectively. The assumed rate of compensation increase was 5% in both years. The expected long-term rate of return on assets was 9% for 1998 and 1999.

  The components of net periodic pension cost are as follows:

                                                      Years ended June 30,
                                                   ----------------------------
                                                    1997      1998      1999
                                                   -------  --------  ---------
Service cost...................................... $61,000  $132,000  $ 306,000
Interest cost.....................................  32,000    53,000     79,000
Return on plan assets............................. (68,000) (104,000)  (273,000)
Net amortization..................................  16,000    32,000     13,000
Deferral of net gain..............................  36,000    63,000    201,000
                                                   -------  --------  ---------
                                                   $77,000  $176,000  $ 326,000
                                                   =======  ========  =========

  The Company also maintains a nonqualified, noncontributory defined benefit pension plan for certain employees to restore pension benefits reduced by federal income tax regulations. The cost associated with the plan is determined using the same actuarial methods and assumptions as those used for the Company's qualified pension plan.

  The Company also maintains a defined contribution 401(k) plan which permits participation by substantially all employees.

NOTE 7--Shareholders' Equity

  Changes in the components of shareholder's equity are as follows:

                                          $.10 Par
                               $.10 Par    Value
                                Value     Class A    Additional
                                Common     Common      Paid-in     Retained
                                Stock      Stock       Capital     Earnings
                              ---------- ----------  -----------  -----------
Balance at June 30, 1996..... $       -- $1,393,000  $ 4,669,000  $17,653,000
Net earnings.................         --         --           --   16,472,000
Issuance of common stock,
 net.........................    288,000   (180,000)  16,252,000           --
Dividends on common stock,
 $.08 per share..............         --         --           --   (2,429,000)
Exercise of stock options....         --     22,000      160,000           --
Conversion of Class A
 shares......................      6,000     (6,000)          --           --
                              ---------- ----------  -----------  -----------
Balance at June 30, 1997.....    294,000  1,229,000   21,081,000   31,696,000
Net earnings.................         --         --           --   21,913,000
Dividends on common stock,
 $.16 per share..............         --         --           --   (4,878,000)
Exercise of stock options....         --      2,000       28,000           --
Conversion of Class A
 shares......................      6,000     (6,000)          --           --
                              ---------- ----------  -----------  -----------
Balance at June 30, 1998.....    300,000  1,225,000   21,109,000   48,731,000
Net earnings.................         --         --           --   26,891,000
Dividends on common stock,
 $.18 per share..............         --         --           --   (6,213,000)
Exercise of stock options....      4,000      8,000      155,000           --
Grand Prix acquisition.......    252,000         --   80,196,000           --
Two-for-one split............    556,000  1,221,000   (1,777,000)          --
Conversion of Class A
 shares......................     28,000    (28,000)          --           --
                              ---------- ----------  -----------  -----------
Balance at June 30, 1999..... $1,140,000 $2,426,000  $99,683,000  $69,409,000
                              ========== ==========  ===========  ===========

  Holders of Common Stock have one vote per share and holders of Class A Common Stock have ten votes per share. Shares of Class A Common Stock are convertible at any time into shares of Common Stock on a share for share basis at the option of the holder thereof. Dividends on Class A Common Stock cannot exceed dividends on Common Stock on a per share basis. Dividends on Common Stock may be paid at a higher rate than dividends on Class A Common Stock. The terms and conditions of each issue of Preferred Stock are determined by the Board of Directors. No Preferred shares have been issued.

  The Company has adopted Rights Plans with respect to its Common Stock and Class A Common Stock which include the distribution of Rights to holders of such stock. The Rights entitle the holder, upon the occurrence of certain events, to purchase additional stock of the Company. The Rights are exercisable if a person, company or group acquires 10% or more of the outstanding combined equity of Common Stock and Class A Common Stock or engages in a tender offer. The Company is entitled to redeem each Right for one cent.

  On July 31, 1998, the Board of Directors authorized a two-for-one stock split to be distributed September 15, 1998. All share and per share information included in the accompanying consolidated financial statements and notes thereto have been adjusted to give retroactive effect to this stock split.

  On October 3, 1996, the Company completed its initial public offering. The Company issued 1,075,000 shares (2,150,000 shares after the stock split) of the Company's Common Stock and received proceeds of approximately $16,360,000, net of issuance costs of approximately $1,913,000.

  The Company has two stock option plans pursuant to which the Company's Board of Directors may grant stock options to officers and key employees at not less than 100% of the fair market value at the date of the grant. Options granted under the 1991 Stock Option Plan are exercisable for Class A Common Stock while options granted under the 1996 Stock Option Plan are exercisable for Common Stock. The 1991 Stock Option Plan has been amended so that no additional options may be granted thereunder. The 1991 and 1996 stock options have 7 and 8 year terms, respectively, and generally vest equally over a period of 5 and 6 years from the date of grant, respectively. In all other material respects, the 1991 Stock Option Plan is structured the same as the 1996 Stock Option Plan. The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. For disclosure purposes, the Company determined compensation cost for its stock options based upon the fair value at the grant date using the Black Scholes option-pricing model with the following assumptions: expected dividend yield--1.02%, risk-free interest rate--6%, an expected life of six and one-half years and volatility of 25%. Had compensation cost been recognized in accordance with SFAS No. 123, the Company's diluted earnings per share disclosed in the accompanying financial statements would be reduced by less than $.01 per share in 1998 and 1999.

  Option activity was as follows:

                                                          June 30,
                                                -------------------------------
                                                  1997       1998       1999
                                                ---------  ---------  ---------
Number of options:
Outstanding at beginning of year............... 1,170,000    945,528  1,035,528
Granted........................................   225,528    135,000    734,562
Exercised......................................  (450,000)   (45,000)  (127,684)
                                                ---------  ---------  ---------
Outstanding at June 30.........................   945,528  1,035,528  1,642,406
                                                =========  =========  =========
At June 30:
Options available for grant.................... 1,274,472  1,139,472    404,910
Options exercisable............................    45,000    262,000    932,545
Weighted Average Exercise Price:
 Options granted............................... $    8.57  $   11.58  $    4.66
 Options exercised............................. $     .41  $     .67  $    1.32
 Options outstanding........................... $    2.55  $    3.38  $    4.38
 Options exercisable........................... $     .67  $    1.78  $    1.59

  Included in the 734,562 options and the weighted average exercise price for options granted in 1999 are 512,062 options relating to the Grand Prix Association of Long Beach acquisition. The Grand Prix options were converted into Dover Downs options at an exercise price of $.87 per share.

NOTE 8--Related Party Transactions

  During the years ended June 30, 1997, 1998 and 1999, the Company purchased certain paving, site work and construction services involving total payments of $584,000, $375,000 and $432,000 from a company wholly-owned by an employee/director. The Company purchased administrative services from Rollins Truck Leasing Corp. and affiliated companies in 1997, 1998 and 1999. The total cost of these services, which have been included in general and administrative expenses in the Consolidated Statement of Earnings, was $178,000, $283,000 and $380,000 in 1997, 1998 and 1999, respectively.

  In connection with the development of a new racing facility in Wilson County, Tennessee, a subsidiary of the Company purchased options to acquire certain properties being considered as possible locations for the facility. During 1999, a development site was chosen and it was determined that some of the properties under option would not be needed. Prior to the options expiring, an officer/director of the Company expressed an interest in purchasing several of the properties that were not needed for development. The Company assigned its options to the officer/director who subsequently purchased the property. At June 30, 1999, $219,000 was due from this officer/director to reimburse the Company for the cost of the options and certain surveying, engineering and legal costs incurred by the Company. This amount was repaid in July 1999.

  At the date of the acquisition of Grand Prix Association of Long Beach, $299,000 was due to Grand Prix from certain shareholders/officers for outstanding loans made for the purpose of purchasing Grand Prix common stock. As of June 30, 1999, $92,000 was outstanding and is due December 1, 1999 from a current director of the Company.

  In the opinion of management of the Company, the foregoing transactions were effected at rates which approximate those which the Company would have realized or incurred had such transactions been effected with independent third parties.

NOTE 9--Business Segment Information

  The Company has two reportable segments, motorsports and gaming. The business is operated and defined based on the products and services provided by these segments. Certain operations within the motorsports segment have been aggregated for purposes of the following disclosures:

                                        Motorsports     Gaming     Consolidated
                                        ------------ ------------- -------------
Year ended June 30, 1997
 Revenue............................... $ 20,516,000 $  81,162,000 $ 101,678,000
 Operating earnings....................   11,079,000    16,891,000    27,970,000
 Identifiable assets at year-end.......   34,801,000    36,460,000    71,261,000
 Capital expenditures..................    9,496,000     7,345,000    16,841,000
 Depreciation and amortization......... $    981,000 $   1,103,000 $   2,084,000
                                        ------------ ------------- -------------
Year ended June 30, 1998
 Revenue............................... $ 25,874,000 $ 115,071,000 $ 140,945,000
 Operating earnings....................   12,506,000    24,447,000    36,953,000
 Identifiable assets at year-end.......   57,739,000    38,038,000    95,777,000
 Capital expenditures..................    6,085,000     1,419,000     7,504,000
 Depreciation and amortization......... $  1,237,000 $   1,470,000 $   2,707,000
                                        ------------ ------------- -------------
Year ended June 30, 1999
 Revenue............................... $ 68,683,000 $ 139,249,000 $ 207,932,000
 Operating earnings....................   17,197,000    29,926,000    47,123,000
 Identifiable assets at year-end.......  209,540,000    45,672,000   255,212,000
 Capital expenditures..................   36,209,000    14,498,000    50,707,000
 Depreciation and amortization.........    5,829,000     1,269,000     7,098,000
 Interest expense...................... $  1,267,000 $      85,000 $   1,352,000
                                        ------------ ------------- -------------

NOTE 10--Commitments

  The Company leases the racetrack at the Tennessee State Fairgrounds pursuant to a lease expiring in 2008. Total rental expense charged to the Company is a function of the profitability of the Nashville operation and was $66,000 for the six months ended June 30, 1998 and $210,000 for the year ended June 30, 1999.

  The Company leases certain property at the Madison, Illinois facility with leases expiring at various dates through 2070. The leases are subject to annual adjustments based on increases in the consumer price index. Total rental payments charged to operations for these leases amounted to $222,000 for the year ended June 30, 1999. The minimum lease payments due under these leases are as follows:

           2000................................... $  237,000
           2001...................................    227,000
           2002...................................    214,000
           2003...................................    214,000
           2004...................................    214,000
           Thereafter.............................  4,510,000

  In May 1995, Dover Downs, Inc., a subsidiary of the Company, entered into a long-term management agreement with Caesars World Gaming Development Corporation (Caesars). The initial term of the agreement expired in December 1998 and Caesars exercised the first of two additional three-year renewal options which Dover Downs may void if certain financial results are not achieved. Caesars acts as the exclusive agent to supervise, market, manage and operate the Company's video lottery operations. Caesars has been properly licensed by the Delaware State Lottery Office to perform these functions. Caesars' performance-based fees for such services were $5,185,000 in fiscal 1997, $7,094,000 in fiscal 1998 and $6,983,000 in fiscal 1999. Amounts owed to
Caesars at June 30, 1998 and 1999 totaled $1,246,000 and $1,147,000, respectively and are included in accrued liabilities. The Company also has expensed and accrued additional amounts which Caesars claims are due as a result of the recent casino expansions, but which the Company does not believe are owed to Caesars.

  The Company has entered into several sanctioning agreements to conduct various motorsports events at Dover Downs International Speedway and the Nashville Speedway, as well as at newly acquired venues in Long Beach, California; Madison, Illinois and Millington, Tennessee. The Company has held NASCAR-sanctioned events for 31 consecutive years and its subsidiary, Grand Prix Association of Long Beach, has operated the Grand Prix of Long Beach for 25 consecutive years. Nonrenewal of a NASCAR event license or the CART agreement for the Long Beach event would have a material adverse effect on the Company's financial condition and results of operations.

NOTE 11--Quarterly Results--in thousands, except per share data (unaudited)

                                     September 30 December 31 March 31 June 30
                                     ------------ ----------- -------- -------
1998
Revenues............................   $38,821      $25,962   $31,735  $44,427
Gross profit........................    14,301        5,236     6,649   15,177
Net earnings........................     7,833        2,518     3,295    8,267
Earnings per common share
 (diluted)..........................   $   .25      $   .08   $   .11  $   .26
1999
Revenues............................   $54,654      $37,651   $36,676  $78,951
Gross profit........................    17,520        7,188     6,851   26,777
Net earnings........................     8,278        2,513     2,207   13,893
Earnings per common share
 (diluted)..........................   $   .23      $   .07   $   .06  $   .38

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  You should rely only on the information contained in this prospectus. We have not and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Additional Information...................................................   i
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Use of Proceeds..........................................................  12
Price Range of Common Stock..............................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
An Important Note About Our Forward-Looking Statements...................  19
Business.................................................................  20
Management...............................................................  27
Selling Stockholder......................................................  29
Underwriting.............................................................  30
Description of Capital Stock.............................................  31
Legal Matters............................................................  34
Experts..................................................................  34
Incorporation of Certain Documents by Reference..........................  34
Index to Consolidated Financial Statements............................... F-1


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,650,000 Shares

                                    [Logo]
                                  DOVER DOWNS
                              ENTERTAINMENT, INC.

                                 Common Stock


                               ----------------

                                  PROSPECTUS

                               ----------------


                                Raymond James &
                               Associates, Inc.

                              J.C. Bradford & Co.


                                       , 2000


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, NASD filing fee and NYSE additional listing fee.

SEC registration fee............................................... $ 12,369.80
NASD filing fee....................................................    5,185.53
NYSE additional listing fee........................................    7,000.00
Printing and engraving costs.......................................  100,000.00
Legal fees and expenses............................................   50,000.00
Accounting fees and expenses.......................................   25,000.00
Transfer agent and registrar fees..................................    2,000.00
Miscellaneous expenses.............................................   50,000.00
                                                                    -----------
  Total............................................................ $251,555.33
                                                                    ===========

Item 15. Indemnification of Directors and Officers

  Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

  Section 145(b) of the General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted under similar standards as set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

  Section 145 of the General Corporation Law further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of such person against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under such
Section 145.

  Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for monetary damages for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his or her duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase or redemption which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

  Article TENTH of the Company's Certificate of Incorporation eliminates the personal liability of directors and/or officers to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that such elimination of the personal liability of a director and/or officer of the Company does not apply to (i) any breach of such person's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) actions prohibited under Section 174 of the General Corporation Law (i.e., liabilities imposed upon directors who vote for or assent to the unlawful payment of dividends, unlawful repurchases or redemption of stock, unlawful distribution of assets of the Company to the stockholders without the prior payment or discharge of the Company's debts or obligations, or unlawful making or guaranteeing of loans to directors and/or officers), or (iv) any transaction from which the director derived an improper personal benefit. In addition, Article VII of the Company's By-Laws provide that the Company shall indemnify its corporate personnel, directors and officers to the fullest extent permitted by the General Corporation Law, as amended from time to time.

  The Company has in force insurance policies under which its directors and officers are insured (with limits of $15 million per occurrence and $15 million in the aggregate) against certain liabilities resulting from actions, suits or proceedings to which they are parties by reason of being or having been directors or officers of the Company.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant as disclosed above, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits:

 Exhibit Number                           Description
 --------------                           -----------
   *1.1         Form of Underwriting Agreement.
    3.1         Certificate of Incorporation, as amended.(1)
    3.2         Amendment to Certificate of Incorporation, dated June 30,
                1998.(2)
    3.3         Amended and Restated By-Laws.
    4.1         Specimen Form of Common Stock Certificate.(1)
    4.2         Rights Agreement dated as of June 14, 1996 between Dover Downs
                Entertainment, Inc. and ChaseMellon Shareholder Services
                L.L.C.(1)
    4.3         Amendment No. 1 to Rights Agreement.(3)
   *5.1         Opinion of Greenberg Traurig, LLP.
   *5.2         Opinion of Klaus M. Belohoubek, Esq., Vice President-General
                Counsel and Secretary.
  *23.1         Consent of KPMG LLP.
  *23.2         Consent of Greenberg Traurig, LLP (contained in Exhibit 5.1).
  *23.3         Consent of Klaus M. Belohoubek, Esq., Vice President-General
                Counsel and Secretary (contained in Exhibit 5.2).
   25.1         Power of Attorney.
   27.1         Financial Data Schedule.

--------
*  Filed herewith electronically.

(1) Incorporated herein by reference. Filed with the Commission as an exhibit to our Registration Statement on Form S-1 (Registration No. 333-08147) on July 15, 1996.
(2) Incorporated herein by reference. Filed with the Commission as an exhibit to our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 on September 1, 1998.
(3) Incorporated herein by reference. Filed with the Commission as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 on April 28, 1998.

  (b) Financial Statement Schedules:

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

  1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each fling of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  2. The undersigned registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dover, Delaware on the 16th day of February, 2000.

                                          Dover Downs Entertainment, Inc.

                                                      /s/Denis McGlynn
                                          By: _________________________________
                                                       Denis McGlynn
                                               President and Chief Executive
                                                          Officer


  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    Chairman of the Board       February 16, 2000
______________________________________
         John W. Rollins, Sr.

                  *                    Vice Chairman of the Board  February 16, 2000
______________________________________
           Henry B. Tippie

                  *                    President, Chief Executive  February 16, 2000
______________________________________  Officer and Director
            Denis McGlynn               (principal executive
                                        officer)

                  *                    Vice President--Finance     February 16, 2000
______________________________________  and Chief Financial
           Timothy R. Horne             Officer (principal
                                        financial officer and
                                        principal accounting
                                        officer)

                  *                    Director                    February 16, 2000
______________________________________
           Eugene W. Weaver

                  *                    Director                    February 16, 2000
______________________________________
         John W. Rollins, Jr.

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    Director                    February 16, 2000
______________________________________
          R. Randall Rollins

                  *                    Director                    February 16, 2000
______________________________________
          Patrick J. Bagley

                  *                    Director                    February 16, 2000
______________________________________
           Melvin L. Joseph

                  *                    Director                    February 16, 2000
______________________________________
          Jeffrey W. Rollins

                  *                    Director                    February 16, 2000
______________________________________
         Christopher R. Pook

     *By /s/ Klaus M. Belohoubek
______________________________________
         Klaus M. Belohoubek
           Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number                               Description
 -------                              -----------
   *1.1  Form of Underwriting Agreement
    3.1  Certificate of Incorporation, as amended.(1)
    3.2  Amendment to Certificate of Incorporation, dated June 30, 1998.(2)
    3.3  Amended and Restated By-Laws.
    4.1  Specimen Form of Common Stock Certificate.(1)
    4.2  Rights Agreement dated as of June 14, 1996 between Dover Downs
         Entertainment, Inc. and Chase Mellon Shareholder Services L.L.C.(1)
    4.3  Amendment No. 1 to Rights Agreement.(3)
   *5.1  Opinion of Greenberg Traurig, LLP.
   *5.2  Opinion of Klaus M. Belohoubek, Esq., Vice President-General Counsel
         and Secretary.
  *23.1  Consent of KPMG LLP.
  *23.2  Consent of Greenberg Traurig, LLP (contained in Exhibit 5.1).
  *23.2  Consent of Klaus M. Belohoubek, Esq. (contained in Exhibit 5.2).
   25.1  Power of Attorney.
   27.1  Financial Data Schedule.

--------
*  Filed herewith electronically.

(1) Incorporated herein by reference. Filed with the Commission as an exhibit to our Registration Statement on Form S-1 (Registration No. 333-08147) on July 15, 1996.
(2) Incorporated herein by reference. Filed with the Commission as an exhibit to our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 on September 1, 1998.
(3) Incorporated herein by reference. Filed with the Commission as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 on April 28, 1998.